Sentinel Group Funds, Inc.

                             One National Life Drive
                              Montpelier, VT 05604

October 12, 2005

Dear Shareholder:

A Special Meeting of Shareholders of Sentinel Group Funds, Inc. ("Corporation") will be held at One National Life Drive, Montpelier, VT 05604 on November 21, 2005 at 10:00 a.m., Eastern Time ("Meeting"). The enclosed Notice of Special Meeting and proxy statement describe a number of important proposals affecting the Funds in which you are invested ("Proposals"). To save printing costs and administrative expenses, we have created a single combined proxy statement that encompasses all of the proposed changes to the Funds on which shareholders will vote. Therefore, some of the Proposals may not apply to your Fund.

In general, the Proposals relate to the election of the Board of Directors, approval of amendments to certain of the Funds' advisory agreements, approval of the amendment and restatement of the Corporation's Charter, and approval of the Funds' fundamental investment policies. To help identify the specific issues that affect your Fund, please refer to the "Summary" section in the proxy statement. Please review and consider each of the Proposals carefully.

The Board of Directors has reviewed and approved these Proposals and believes them to be in the best interests of the Corporation and its shareholders. Accordingly, the Board recommends that you vote in favor of each Proposal. Whether or not you plan to attend the Meeting, please sign and return the enclosed proxy card in the postage prepaid envelope provided or authorize a proxy vote by toll-free telephone or through the Internet according to the instructions on your proxy card.

Please read this information carefully and call us at 1-800-282-3863 if you have any questions. Your vote is important to us, no matter how many shares you own.

Sincerely,



Thomas H. MacLeay
Chairman

                   Sentinel Group Funds, Inc. ("Corporation")
                             A Maryland Corporation



Sentinel Balanced Fund                      Sentinel Mid Cap Growth Fund
Sentinel Capital Markets Income Fund        Sentinel New York Tax-Free Income Fund
Sentinel Capital Opportunity Fund           Sentinel Short Maturity Government Fund
Sentinel Common Stock Fund                  Sentinel Small Company Fund
Sentinel Government Securities Fund         Sentinel Tax-Free Income Fund
Sentinel High Yield Bond Fund               Sentinel U.S. Treasury Money Market Fund
Sentinel International Equity Fund


                  (each a "Fund" and collectively, the "Funds")

                             One National Life Drive
                              Montpelier, VT 05604
                           --------------------------

    Notice of Special Meeting of Shareholders to be held on November 21, 2005

A Special Meeting of Shareholders of the Corporation will be held at One National Life Drive, Montpelier VT 05604 on November 21, 2005 at 10:00 a.m., Eastern Time ("Meeting"). At the Meeting, shareholders will be asked to consider and vote upon the Proposals set forth below, as more fully described in the attached proxy statement, and to transact such other business as may be properly brought before the Meeting:

PROPOSAL 1:    To elect eleven Directors, each for an indefinite term and until a successor is elected and qualifies.

PROPOSAL 2:    To approve an amendment to certain advisory agreements between
               Sentinel Group Funds, Inc. and Sentinel Advisors Company.

PROPOSAL 3:    To approve the amendment and restatement of the Charter of
               Sentinel Group Funds, Inc., which will repeal in their entirety all currently existing Charter provisions and substitute the new provisions set forth in the form of Articles of Amendment and Restatement.

PROPOSAL 4:    To approve each Fund's fundamental investment policies.

Only shareholders of the Funds at the close of business on the New York Stock Exchange Friday, September 26, 2005 are entitled to notice of, and to vote at, the Meeting or at any adjournment or postponement of the Meeting.

                             Your Vote Is Important.
             Please Authorize Your Proxy By Telephone Or Internet Or
                Complete, Sign, Date And Return Your Proxy Card.

         --------------------------------------------------------------

As A Shareholder Of The Funds You Are Asked To Attend The Meeting Either In Person Or By Proxy. We Urge You To Vote By Proxy. Your Prompt Authorization Of A Proxy Will Help Assure A Quorum At The Meeting And Avoid Additional Expenses Associated With Further Solicitation. Authorizing A Proxy Will Not Prevent You From Voting Your Shares In Person At The Meeting. You May Revoke Your Proxy Before It Is Exercised By Submitting To The Secretary of Sentinel Group Funds, Inc. A Written Notice of Revocation Or A Subsequently Signed Proxy Card, Or By Attending The Meeting And Voting In Person. A Prior Proxy Can Also Be Revoked By Authorizing A Subsequent Proxy By Telephone Or Through The Internet.

         --------------------------------------------------------------

By Order of the Board of Directors,


Kerry A. Jung
Secretary

Montpelier, Vermont
October 12, 2005

                           FREQUENTLY ASKED QUESTIONS

Q. On what am I being asked to vote at the upcoming annual shareholder meeting on November 21, 2005?

A. You are being asked to (1) elect eleven Directors of Sentinel Group Funds, Inc., which constitutes the entire Sentinel Group Funds, Inc.'s Board of Directors ("Board"); (2) approve the amendment and restatement of the Charter of Sentinel Group Funds, Inc. and (3) approve your Fund's fundamental investment policies. In addition, shareholders of each of the Sentinel Common Stock, Sentinel High Yield Bond, Sentinel International Equity, Sentinel Mid Cap Growth and Sentinel Small Company Funds are being asked to approve an amendment to the advisory agreement between Sentinel Group Funds, Inc. and Sentinel Advisors Company.

Q.   Has the Board approved these Proposals?

A. The Board has approved each Proposal and recommends that you vote in favor of the applicable Proposals.

Q.   What is changing in my Fund's advisory agreement?

A. Under the proposed amendments, the Balanced, International Equity, Mid Cap Growth and Small Company Funds' assets would not be aggregated together when determining the breakpoint level for each Fund's advisory fee. In addition, each of the Balanced, Common Stock, High Yield Bond, International Equity, Mid Cap Growth and Small Company Funds would be subject to a new advisory fee schedule. All other provisions of the advisory agreements are unaffected by the proposed amendments.

Q.   How will expenses be affected?

A. Pro forma total annual expenses reflect a decrease for each Class of the High Yield Bond Fund and an increase for each Class of each of the Common Stock, International Equity, Mid Cap Growth and Small Company Funds. Note, however, the new advisory fee schedules do provide the opportunity for a lower effective advisory fee at high asset levels than would be possible under the current advisory fee schedules.

Q.   Why is the Board proposing to amend and restate the Charter?

A. The Board is recommending updating the Charter generally to make it more consistent with the changes in Maryland statutes and regulations and the mutual fund industry since the Charter was first adopted and last amended and restated almost ten years ago.

Q. Why is the Board asking for approval of the Fund's fundamental investment policies?

A. The Board is recommending the deletion of the investment policy restricting the Funds from lending securities, which would allow the Funds to participate in a securities lending program, in addition to the clarification of which of the Funds' investment policies are fundamental and which are non-fundamental. The Board has also proposed that shareholders approve the removal of all investment policies from Sentinel Group Funds, Inc.'s Bylaws as part of an amendment and restatement of the Bylaws aimed at updating them in light of changes in the laws, regulations and industry since they were adopted and last amended.

Q.   What happens if shareholders do not approve a Proposal?

A. Under Proposal 1, the eleven nominees with the most votes will be elected, therefore, we anticipate that all nominees will be elected. Any applicable Fund that does not approve Proposal 2 will continue to be subject to its current advisory fee schedule. If Proposal 3 is not approved, the current Charter will remain in effect. Each Proposal 4a-4g is independent of the other. Any Fund that does not approve an applicable Proposal 4a-4g will continue to be subject to its current investment policies. However, the investment policies described in Proposal 4f are not materially different than the investment policies to which the Funds are currently subject. In addition, the investment policies described in the Proposals 4a-4d may also be repealed if Proposal 3 is approved, as described in more detail in the proxy statement.

Q.   I don't own very many shares. Why should I bother to vote?

A. Your vote makes a difference. If numerous shareholders just like you fail to vote, we may not receive sufficient votes to hold the Meeting or approve the Proposals.

Q.   Who is entitled to vote?

A. Any person who owned shares of Sentinel Group Funds, Inc. on the record date, which was the close of business on the New York Stock Exchange on September 26, 2005, is entitled to vote on the applicable Proposals - even if that person later sells the shares. You may cast one vote for each dollar of net asset value per share you owned on the record date.

Q.   How can I vote?

A. Please refer to the enclosed proxy card for information on authorizing a proxy and submitting voting instructions by telephone, Internet or mail. You may also vote by attending and submitting a ballot at the Meeting.

                   Sentinel Group Funds, Inc. ("Corporation")

Sentinel Balanced Fund                      Sentinel Mid Cap Growth Fund
Sentinel Capital Markets Income Fund        Sentinel New York Tax-Free Income Fund
Sentinel Capital Opportunity Fund           Sentinel Short Maturity Government Fund
Sentinel Common Stock Fund                  Sentinel Small Company Fund
Sentinel Government Securities Fund         Sentinel Tax-Free Income Fund
Sentinel High Yield Bond Fund               Sentinel U.S. Treasury Money Market Fund
Sentinel International Equity Fund


                  (each a "Fund" and collectively, the "Funds")

                             One National Life Drive
                              Montpelier, VT 05604
                           --------------------------

                                 PROXY STATEMENT
                           --------------------------

                   SPECIAL MEETING OF SHAREHOLDERS TO BE HELD
                                November 21, 2005

It is expected that the Notice of Special Meeting, this proxy statement and a proxy card will be mailed to shareholders on or about October 12, 2005.

This proxy statement is furnished by the Board of Directors ("Board") of Sentinel Group Funds, Inc., a Maryland corporation ("Corporation"), in connection with the solicitation of proxies for use at the Special Meeting of Shareholders of the Corporation ("Meeting") to be held on Monday, November 21, 2005 at 10:00 a.m., Eastern Time, or at any adjournment or postponement of the Meeting, at One National Life Drive, Montpelier, VT 05604. Sentinel Group Funds, Inc. is registered as an open-end management investment company, under the Investment Company Act of 1940 ("1940 Act") and its shares are registered under the Securities Act of 1933.

                                     SUMMARY

The table below lists each Proposal described in this proxy statement and identifies shareholders entitled to vote on each Proposal:

Proposal                                                              Record Date Shareholders Entitled To Vote
1.  To elect eleven Directors, each for an indefinite
term and until a successor is elected and qualifies                   All shareholders of the Corporation

2. To approve an amendment to certain advisory                        All shareholders of the Common Stock Fund, High Yield
agreements between Sentinel Group Funds, Inc. and                     Bond Fund, International Equity Fund, Mid Cap Growth
Sentinel Advisors Company                                             Fund and Small Company Funds, voting separately by Fund

Proposal                                                              Record Date Shareholders Entitled To Vote
3. To approve the amendment and restatement of the
Charter of Sentinel Group Funds, Inc., which will
repeal in their entirety all currently existing Charter
provisions and substitute the new provisions set forth
in the form of Articles of Amendment and
Restatement                                                           All shareholders of the Corporation

4. To approve each Fund's fundamental investment policies
   4a. To approve the repeal of Bylaw 46                              All shareholders of each Fund, voting separately by Fund

   4b. To approve the repeal of Bylaw 47                              All shareholders of each Fund,  voting separately by Fund

   4c. To approve repeal of Bylaw 48                                  All shareholders of each Fund, voting separately by Fund

   4d. To approve the repeal of Bylaw 51                              All shareholders of each Fund, voting separately by Fund

   4e. To approve the repeal of the prohibition from                  All shareholders of each Fund, voting separately by Fund
       lending of securities

   4f. To clarify each Fund's fundamental investment policies         All shareholders of each Fund, voting separately by Fund

   4g. To adopt a fundamental policy for the Capital Opportunity      All shareholders of the Capital Opportunity Fund
       Fund that it may not borrow except from banks in an amount up to 5% of a Fund's total assets for temporary or
       emergency purposes or to meet redemption requests that
       might otherwise require the untimely disposition of
       securities

To vote for and otherwise represent the shareholder on any other matter that may properly come before the Meeting or any adjournment or postponement of the Meeting in the discretion of the proxy holder.

Whether you expect to be personally present at the Meeting or not, we encourage you to authorize a vote by proxy. You can do this in one of three ways. You may complete, date, sign and return the accompanying proxy card using the enclosed postage prepaid envelope, you may call the telephone number listed on your proxy card or you may visit the web site listed on your proxy card. By authorizing a vote by proxy, your shares will be voted as you instruct. If no choice is indicated, your shares will be voted "FOR" the applicable Proposals, and in accordance with the discretion of the persons named as proxies on the enclosed proxy card on such other matters that properly may come before the Meeting.

Any shareholder authorizing a proxy may revoke it before it is exercised at the Meeting by submitting to the Secretary of Sentinel Group Funds, Inc. a written notice of revocation or a subsequently signed proxy card, or by attending the Meeting and voting in person. A prior proxy can also be revoked by submitting a subsequent proxy authorization through the web site or telephone number listed on your proxy card. If not so revoked, the shares represented by the proxy will be voted at the Meeting and at any adjournments or postponements of the Meeting. Attendance by a shareholder at the Meeting does not in itself revoke a proxy.

The solicitation of proxies will be largely by mail, but may include telephone, facsimile, telegraph, Internet or oral communication by certain officers and employees of Sentinel Advisors Company ("Advisor") or an affiliate, who will not be paid for these services. Brokers and other nominees may also be reimbursed for their reasonable expenses in communicating with the person(s) for whom they hold shares of the Funds.

Upon request, each Fund will furnish to its shareholders, without charge, a copy of its most recent Annual Report and Semi-Annual Report. Requests should be directed to the Sentinel Funds at One National Life Drive, Montpelier, VT 05604 or by calling toll-free at 1-800-282-3863.

                                TABLE OF CONTENTS

                                                                                       Page
RECORD DATE AND SHARES OUTSTANDING.......................................................10
QUORUM REQUIRED TO HOLD MEETING..........................................................10
PROPOSAL 1:   TO ELECT ELEVEN DIRECTORS..................................................10
   Nominees for the Board................................................................10
   Share Ownership.......................................................................13
   Responsibilities of the Board.........................................................15
   Compensation of Current Directors.....................................................16
   Officers of the Corporation...........................................................16
   Required Vote.........................................................................17
PROPOSAL 2:  TO APPROVE AN AMENDMENT TO CERTAIN ADVISORY AGREEMENTS BETWEEN
SENTINEL GROUP FUNDS, INC. AND SENTINEL ADVISORS COMPANY.................................17
   The Advisor...........................................................................17
   Board Approval and Considerations.....................................................18
   The Current Advisory Agreements.......................................................18
   The Proposed Amendments to the Advisory Agreements....................................19
   Advisory Fees for Funds with a Similar Investment Objective...........................21
   Comparative Fee and Cost Information..................................................21
   Advisory Fees and Other Material Payments.............................................24
   Required Vote.........................................................................24
PROPOSAL 3:  TO APPROVE THE AMENDMENT AND RESTATEMENT OF
THE CHARTER FOR SENTINEL GROUP FUNDS, INC................................................24
   Corporate Redemption of Shares........................................................25
   Bylaw Amendments......................................................................25
   Setting the Terms of the Shares.......................................................28
   Custodian.............................................................................28
   Voting................................................................................28
   Required Vote.........................................................................28
PROPOSAL 4:  TO APPROVE EACH FUND'S FUNDAMENTAL INVESTMENT POLICIES......................28
   Corporate-Level Investment Policies...................................................28
   Fund-Level Investment Policies........................................................29
   Changes to the Fundamental Investment Policies........................................31
   Required Vote.........................................................................32
OTHER MATTERS............................................................................32
ADDITIONAL INFORMATION...................................................................33
   Independent Registered Public Accounting Firm.........................................33
   Share Ownership.......................................................................33
   Householding..........................................................................34
   Shareholder Communications............................................................34
FUTURE MEETINGS; SHAREHOLDER PROPOSALS...................................................34
EXHIBIT A-Form of Amendments                                                            A-1
EXHIBIT B-Articles of Amendment and Restatement                                         B-1
EXHIBIT C-Amended and Restated Bylaws                                                   C-1
EXHIBIT D-Committee Charters                                                            D-1

                       RECORD DATE AND SHARES OUTSTANDING

The close of business on the New York Stock Exchange ("NYSE") on September 26, 2005 has been fixed as the record date ("Record Date") for the determination of shareholders entitled to notice of, and to vote at, the Meeting and at any adjournment or postponement of the Meeting. Shareholders of each Fund on the Record Date are entitled to one vote for each dollar of net asset value per share of such class for each share held. On the Record Date, each Fund had the following shares outstanding:

Corporation/Fund                                      Shares Outstanding
Sentinel Group Funds, Inc.
   Sentinel Balanced Fund
   Sentinel Capital Markets Income Fund
   Sentinel Capital Opportunity Fund
   Sentinel Common Stock Fund
   Sentinel Government Securities Fund
   Sentinel High Yield Bond Fund
   Sentinel International Equity Fund
   Sentinel Mid Cap Growth Fund
   Sentinel New York Tax-Free Income Fund
   Sentinel Short Maturity Government Fund
   Sentinel Small Company Fund
   Sentinel Tax-Free Income Fund
   Sentinel U.S. Treasury Money Market Fund


                         QUORUM REQUIRED TO HOLD MEETING

Shareholders on the record date are entitled to one vote for each dollar of net asset value per share for each share held. One-third of all votes entitled to be cast for each Proposal, present in person or by proxy, constitutes a quorum for purposes of that Proposal. In determining the presence of a quorum, abstentions and broker non-votes will be treated as shares that are present, but which have not been voted.

               PROPOSAL 1: TO ELECT ELEVEN DIRECTORS, EACH FOR AN
         INDEFINITE TERM AND UNTIL A SUCCESSOR IS ELECTED AND QUALIFIES

Shareholders are being asked to elect eleven nominees to constitute the Board of the Corporation.

All nominees are currently Directors of the Corporation. None of the nominees are related to any other nominee. Each Director serves until a successor is elected and qualifies, until the March meeting of the Board after such Director attains age 72, or until the Director's death, resignation, or removal as provided in the Corporation's Bylaws, Charter or by statute.

Each of the nominees has indicated a willingness to continue to serve as a Director if elected; however, should any nominee become unable or unwilling to accept nomination or election, the persons named in the proxy will exercise their voting power in favor of such other person or persons as the Board may recommend.

Nominees for the Board

Nominees for Director of the Corporation are listed below, together with information regarding their age, address and business experience during the past five years. Each director who is deemed an "interested person" of the Corporation, as defined in the 1940 Act, is indicated by an asterisk (*). Each of the Directors oversees all of the 14 mutual funds that make up the Sentinel Funds, which is comprised of the thirteen series of Sentinel Group Funds, Inc. and the Sentinel Pennsylvania Tax-Free Trust.

Name, Address, Age               Position and Length     Principal Occupation(s)      Public
                                 of Time Served          During Past Five Years       Directorships
John D. Feerick (69)             Director, since 1984    Fordham University School    Wyeth -
140 West 62nd Street                                     of Law - Dean, 1982 to       Director, since
New York, New York 10023                                 2002; Professor of Law,      1987
                                                         since 2002; Trustee -
                                                         New York Medical
                                                         College, 2000 to
                                                         present; GHI -
                                                         Director, since 1999;
                                                         American Arbitration
                                                         Association - Former
                                                         Director and Chair

Richard I. Johannesen, Jr.       Director, since 1994    Retired; Former Vice         None
(70)                                                     President and Manager -
National Life Drive                                      Bond Market Research
Montpelier, Vermont  05604                               Department, Salomon
                                                         Brothers Inc.

Keniston P. Merrill (69)         Director, since 1987;   Retired; Former Sentinel     None
Brainstorm Farm                  Chairman, 1990-1997     Advisors Company -
P.O. Box 404                                             Chairman and Chief
Randolph, VT 05060                                       Executive Officer, 1993 to
                                                         1997; American Guaranty &
                                                         Trust Company - Director,
                                                         1993 to 1997

Deborah G. Miller (56)           Director, since 1995    Enterprise Catalyst Group    Libbey Inc. -
1117 Hamilton Avenue                                     (medical industry            Director, since
Palo Alto, CA 94301                                      consulting) - Chief          2003
                                                         Executive Officer, since
                                                         1999; Digital Equipment
                                                         Corporation - Vice
                                                         President-Americas Systems
                                                         Business Unit, 1995 to 1998

John Raisian, Ph.D. (56)         Director, since 1996    Hoover Institution at        None
National Life Drive                                      Stanford University -
Montpelier, Vermont  05604                               Director and Senior
                                                         Fellow, since 1991;
                                                         Director, Stanford
                                                         Faculty Club, since
                                                         1994; Member of the
                                                         Editorial Board,
                                                         Journal of Labor
                                                         Research, since 1983;
                                                         Member, American
                                                         Economic Association,
                                                         World Affairs Council,
                                                         Council of Foreign
                                                         Relations, National
                                                         Association of Scholars

Name, Address, Age               Position and Length     Principal Occupation(s)      Public
                                 of Time Served          During Past Five Years       Directorships
Nancy L. Rose (46)               Director, since 2003    Massachusetts Institute of   Charles River
National Life Drive                                      Technology - Professor of    Associates,
Montpelier, Vermont  05604                               Economics, since 1985;       Inc. -
                                                         National Bureau of           Director, since
                                                         Economic Research -          2004
                                                         Director of Industrial
                                                         Organization Research
                                                         Program, since 1990

Richard H. Showalter (58)        Director, since 2003    Dartmouth-Hitchcock           None
National Life Drive                                      Alliance and Mary
Montpelier, Vermont  05604                               Hitchcock Memorial
                                                         Hospital - Senior Vice
                                                         President and Chief
                                                         Financial Officer,
                                                         since 1985;
                                                         Dartmouth-Hitchcock
                                                         Clinic - Senior Vice
                                                         President and Chief
                                                         Financial Officer,
                                                         since 1999;
                                                         Dartmouth-Hitchcock
                                                         Medical Center -
                                                         Treasurer, since 1995

Susan M. Sterne (59)             Director, since 1990    Economic Analysis             None
5 Glen Court                                             Associates, Inc. -
Greenwich, Connecticut                                   President and Chief
06830-4505                                               Economist, since 1979

Angela E. Vallot (48)            Director, since 1996    Angela Vallot Management      None
370 Riverside Drive                                      Consulting, since 2003;
Apt. 15E                                                 Colgate-Palmolive Company
New York, NY 10025                                       (consumer products)- Vice
                                                         President - Global
                                                         Workplace Initiatives,
                                                         2001 to 2003; Texaco,
                                                         Inc. - Director of
                                                         Stakeholder Relations,
                                                         1997 to 2001; Of
                                                         Counsel - Law firm of
                                                         Arent, Fox, Kintner,
                                                         Plotkin and Kahn,
                                                         1989-1997; Associate -
                                                         Law firm of Jones, Day,
                                                         Reavis and Pogue,
                                                         1985-1989; Trustee of
                                                         the District of
                                                         Columbia Retirement
                                                         Board, 1992-1996

*Thomas H. MacLeay (56)          Chairman, since 2003;   National Life Insurance      Sentinel
National Life Drive              Chief Executive         Company ("National Life")-   Variable
Montpelier, Vermont  05604       Officer 2003-2005       Chairman of the Board,       Products Trust
                                                         President and Chief (7)
                                                         - Chairman, Executive
                                                         Officer, since since
                                                         2004; 2002; President
                                                         and Chief Chief
                                                         Executive Operating
                                                         Officer, 1996 to
                                                         Officer, 2004 2001;
                                                         Chief Financial to 2005
                                                         Officer, 1991 to 1996

Name, Address, Age               Position and Length     Principal Occupation(s)      Public
                                 of Time Served          During Past Five Years       Directorships
*Christian W. Thwaites (47)      President & Chief       NL Capital Management,       None
National Life Drive              Executive Officer and   Inc. and the Advisor  -
Montpelier, Vermont  05604       Director, since 2005    President & Chief
                                                         Executive Officer,
                                                         since 2005; National
                                                         Life - Executive Vice
                                                         President, since 2005;
                                                         Sentinel Variable
                                                         Products Trust (7) -
                                                         President & Chief
                                                         Executive Officer,
                                                         since 2005; Skandia
                                                         Global Markets
                                                         (investment management)
                                                         - Chief Executive
                                                         Officer, 1996 to 2004

*Mr. MacLeay is an interested person of the Funds because he is also Chairman, President and Chief Executive Officer of National Life. Mr. Thwaites is an interested person of the Funds because he is also President and Chief Executive Officer of the Advisor and NL Capital Management, Inc. and Executive Vice President of National Life.

Share Ownership

Information relating to each Director's share ownership in the Funds as of December 31, 2004 is set forth in the chart below. The dollar ranges are as follows:

A.   None
B.   $1 to $10,000
C.   $10,001 to $50,000
D.   $50,001 to $100,000
E.   over $100,000

For purposes of the chart below, the Funds are designated as follows:

BL    -    Balanced Fund                       MC    -    Mid Cap Growth Fund
CM    -    Capital Markets Income Fund         MM    -    U.S. Treasury Money Market Fund
CO    -    Capital Opportunity Fund            NY    -    New York Tax-Free Income Fund
CS    -    Common Stock Fund                   SC    -    Small Company Fund
GS    -    Government Securities fund          SM    -    Short Maturity Government Fund
HY    -    High Yield Bond Fund                TF    -    Tax-Free Income Fund
IE    -    International Equity Fund           BD    -    Bond Fund
FC    -    Flex Cap Opportunity Fund           GI    -    Growth Index Fund
CR    -    Core Mid Cap Fund

                                         Aggregate Dollar                       Aggregate Dollar Range
                                         Range of Equity in                     of Securities in All of the
Name                                     each Fund                              Funds
Interested Director:
Thomas H. MacLeay1, (3)                  BD - E                                 E
                                         MC - E
                                         MM - B
                                         CS - E
                                         SC - E
                                         GS - E
                                         IE - E
                                         FC - D
                                         GI - E
                                         SM - E

Christian W. Thwaites(1,) 2, (3)         CS - B                                 C
                                         MC - B
                                         GS - B
                                         IE - B

Non-Interested Directors/Trustee:
John D. Feerick                          SC - D                                 E
                                         CS - D
                                         MC - C
                                         IE - E
                                         GI - C

Richard I. Johannesen, Jr.               MM - C                                 C
                                         SM - C

Keniston P. Merrill                      MM - E                                 E

Deborah G. Miller(3)                     MC - D                                 E
                                         SC - D
                                         GI - B
                                         HY - B

John Raisian(3)                          MC - B                                 C
                                         CS - B
                                         SC - B
                                         IE - B
                                         GI - B
                                         HY - B

Nancy L. Rose                            BL - B                                 C
                                         CS - B
                                         IE - B
                                         SM - B
                                         HY - B
                                         CR - B
                                         SC - C
                                         FC - B
Richard H. Showalter(3)                                                         A

Susan M. Sterne                          CM - C                                 C

Angela E. Vallot(3)                      SC - C                                 E
                                         BD - C
                                         CS - B
                                         MC - C
                                         IE - C
                                         GI - B
                                         HY - B

(1) Mr. MacLeay and Mr. Thwaites had indirect ownership positions in the listed Funds through National Life's 401(k) plan. These positions were excluded when calculating the dollar ranges shown.

(2) Mr. Thwaites first became a Director in 2005. Share ownership listed for Mr. Thwaites is as of June 30, 2005.

(3) These Directors/Trustees indirectly invested in the Funds through a deferred compensation plan, which are included in the above. Mr. Showalter began participating as of January 1, 2005.

Responsibilities of the Board

The business and affairs of the Corporation are managed under the direction of the Board. The officers of the Corporation are responsible for the day-to-day operations of the Corporation and report to the Board. The Advisor and its affiliates which, under agreements with the Corporation, supervise and assist in the management of the Funds and the purchase and sale of securities. In addition, the Advisor has retained the services of INVESCO Global Asset Management (N.A.), Inc. with respect to the International Equity Fund, and Evergreen Investment Management Company LLC with respect to the Capital Markets Income Fund. The Board held five regular meetings in the Funds' last fiscal year.

The Board's Audit, Compliance and Pricing Committee ("Audit Committee") is comprised of five Directors who are not deemed "interested persons" under the 1940 Act ("Independent Directors"): Mr. Johannesen (Chair), Mr. Feerick, Ms. Rose, Mr. Showalter and Ms. Sterne. The Audit Committee reviews reports by management and the Funds' independent registered public accounting firm (currently, PricewaterhouseCoopers LLP ("PwC")) relating to the integrity of the Funds' financial reporting process and their internal controls, and, as appropriate, the internal controls of certain service companies; is directly responsible for the appointment, compensation, retention and oversight of the Funds' independent registered public accounting firm; oversees the quality, clarity and objectivity of the Funds' financial statements and the independent audit thereof; provides an avenue of communication among the Board, Fund management, and the registered independent accounting firm; acts as a liaison between the Board and the Funds' Chief Compliance Officer ("CCO"), and monitors the performance by the CCO of the CCO's responsibilities under the procedures approved by the Board pursuant to Rule 38a-1 under the 1940 Act; oversees the procedures utilized for the valuation of portfolio securities owned by the Funds; and oversees the conflicts review process. The Board has adopted a written charter for the Audit Committee. The Board has designated Mr. Showalter, an Independent Director, as its Audit Committee financial expert. The Audit Committee held four meetings in the Corporation's last fiscal year.

The Board's Governance, Contracts and Nominating Committee ("Governance Committee") is comprised of four Independent Directors: Ms. Vallot (Chair), Mr. Merrill, Ms. Miller and Mr. Raisian. The Governance Committee has a charter, which is not available on the Funds' web site, but is attached to this proxy statement as Exhibit D. The Governance Committee reviews Board governance practices and procedures, Board committee assignments and responsibilities, Director compensation and Director self-assessment. With respect to nominations of Independent Directors, the Governance Committee reviews the composition of the Board, considers nominations for Independent Director membership on the Board and evaluates candidates' qualifications for Board membership and their independence from the Funds' investment advisors and other principal service providers. When considering nominations, the Governance Committee may consider referrals from a variety of sources, including current Directors, Fund management, the Funds' legal counsel and shareholders who submit nominations. In its evaluation of potential nominees, the Governance Committee may consider such factors as it deems appropriate, including the contribution that the person can make to the Board, with consideration being given to the person's business and professional experience, the specific financial, technical or other expertise possessed by the person and the person's reputation for high ethical standards and personal and professional integrity. Independent Director nominee recommendations from shareholders should be sent to the Secretary of the Corporation. With respect to contract matters, the Governance Committee requests information regarding, and evaluates the terms of, the advisory agreements (including any subadvisory agreements), administrative services agreements, distribution agreements and related distribution plans pursuant to Rule 12b-1 relating to the Funds; monitors the performance of the advisors to the Funds (including any subadvisors), the distributor, and the administrative services providers. The Governance Committee held three meetings in the Corporation's last fiscal year.

Compensation of Current Directors

With the exception of the Corporation's Chief Compliance Officer, the officers and Directors of the Corporation who are employees of National Life or its subsidiaries do not receive any compensation from the Corporation. The Corporation pays to Independent Directors an annual fee of $18,000 plus $2,250 for each meeting of the Board attended by the Director. If the Audit Committee holds a meeting on a day on which there is not a meeting of the Board, the Corporation will pay each member of the Audit Committee who attends the meeting an additional $500.

The Corporation also reimburses Independent Directors for 9travel and other out-of-pocket expenses incurred by them in connection with attending such meetings. The following table sets forth for the fiscal year ended November 30, 2004 compensation paid to the Independent Directors:

                               Aggregate Compensation       Pension or Retirement Benefits       Total Compensation from
Name                           from Corporation(1)          Accrued as Part of Fund Expense      Sentinel Funds(2)
-------------------------------------------------------------------------------------------------------------------------
John D. Feerick                          $31,500                      None                               $32,200
Richard I. Johannesen                    $34,250                      None                               $38,150
Keniston P. Merrill                      $33,750                      None                               $37,650
Deborah G. Miller                        $33,750                      None                               $37,650
John Raisian                             $31,500                      None                               $35,200
Nancy L. Rose                            $33,750                      None                               $37,650
Richard H. Showalter, Jr.                $33,750                      None                               $37,650
Susan M. Sterne                          $34,250                      None                               $38,150
Angela E. Vallot                         $33,750                      None                               $37,650

(1) As of November 30, 2004, the total amount of deferred compensation (including interest) payable to or accrued for Ms. Miller is $127,653, for Mr. Raisian is $25,948, for Ms. Rose is $20,554, and for Ms. Vallot is $126,320.

(2) The Sentinel Funds consist of two registered investment companies: the Corporation, with 13 series mutual funds, and the Sentinel Pennsylvania Tax-Free Trust.

Officers of the Corporation

The officers of the Corporation are elected by the Board. Each officer holds office until the election and qualification of his or her successor, or his or her earlier removal by the Board, death or resignation. Information concerning the officers of the Sentinel Funds is set forth below.

Name, Address, Age               Position and Length of Time Served    Principal Occupation(s) During Past Five
                                                                       Years
Thomas P. Malone (49)            Vice President and Treasurer, since   Sentinel Administrative Service Company -
National Life Drive              1997; Assistant Vice President,       Vice President, since 1997; Assistant Vice
Montpelier, Vermont 05604        1990-1997                             President, 1990 to 1997; Sentinel Variable
                                                                       Products Trust - Vice President & Treasurer,
                                                                       since 2000

John K. Landy (44)               Vice President, since 2002            Sentinel Administrative Service Company -
National Life Drive                                                    Senior Vice President, since 2003; Vice
Montpelier, Vermont 05604                                              President, 1997 to 2003; Sentinel Variable
                                                                       Products Trust - Vice President, since 2004

Scott G. Wheeler (40)            Assistant Vice President and          Sentinel Administrative Service Company -
National Life Drive              Assistant Treasurer, since 1998       Assistant Vice President,  since 1998;
Montpelier, Vermont 05604                                              Sentinel Variable Products Trust - Assistant
                                                                       Vice President & Assistant Treasurer, since
                                                                       2000

Kerry A. Jung (32)               Secretary, since 2005                 National Life - Senior Counsel, since 2005;
National Life Drive                                                    Sentinel Variable Products Trust -
Montpelier, VT  05604                                                  Secretary, since 2005; ; Equity Services,
                                                                       Inc.;  Sentinel Advisors Company; NL Capital
                                                                       Management, Inc;  Sentinel Financial
                                                                       Services Company;  Sentinel Administrative
                                                                       Service Company - Counsel, since 2005;
                                                                       Strong Financial Corporation - Managing
                                                                       Counsel, 2004-2005; Associate Counsel, 2000
                                                                       to 2004

D. Russell Morgan (50)           Chief Compliance Officer since        Sentinel Variable Products Trust, Sentinel
National Life Drive              2004; Secretary 1988-2004             Advisors Company, NL Capital Management,
Montpelier, Vermont 05604                                              Inc., National Life Variable Products
                                                                       Separate Accounts - Chief Compliance Officer,
                                                                       since 2004; Sentinel Variable Products Trust -
                                                                       Secretary 2000 - 2005; National Life - Assistant
                                                                       General Counsel, 2001 to 2005; Senior Counsel,
                                                                       2000 to 2001; Counsel, 1994 to 2000; Equity
                                                                       Services, Inc. - Counsel, 1986 to 2004; Sentinel
                                                                       Advisors Company, NL Capital Management, Inc.,
                                                                       Sentinel Financial Services Company, Sentinel
                                                                       Administrative Service Company - Counsel, 1993 to
                                                                       2004

As of the Record Date, the officers and Directors of the Funds, as a group, owned less than 1% of each Fund's outstanding shares.

Required Vote

The election of a Director requires a plurality vote of votes cast in person or by proxy at the Meeting, provided a quorum is present. This means the eleven nominees with the most votes will be elected, therefore, we anticipate that all nominees will be elected.

The persons named in the accompanying proxy card intend, in the absence of contrary instructions, to vote all proxies "FOR" all the nominees. Shareholders may vote "FOR" or "WITHHOLD" their vote for the nominees. If you return your proxy card and give no voting instructions, your shares will be voted "FOR" all of the nominees. "Withhold" votes are counted as present for purposes of determining quorum.

       The Board of Directors recommends that you vote "FOR" all nominees.

   PROPOSAL 2: TO APPROVE AN AMENDMENT TO CERTAIN ADVISORY AGREEMENTS BETWEEN
            SENTINEL GROUP FUNDS, INC. AND SENTINEL ADVISORS COMPANY

The following is general information that is relevant to each Proposal 2a-2e, which is applicable only to the Common Stock, High Yield Bond, International Equity, Mid Cap Growth and Small Company Funds. In addition, a form of the proposed amendments is included in Exhibit A to this proxy statement. Please consider this information when voting on this Proposal.

The Advisor

The Advisor provides general supervision of the Funds' investments and, with its affiliates, certain administrative and related services. The Advisor is headquartered at One National Life Drive, Montpelier, VT 05604. Mr. Thwaites is the President and Chief Executive Officer of the Advisor. The Advisor is a Vermont general partnership of (1) National Retirement Plan Advisors, Inc., a wholly owned subsidiary of NL Capital Management, Inc., which is a wholly owned subsidiary of National Life, (2) HTK of Delaware, Inc., a wholly owned subsidiary of Hornor Townsend & Kent, Inc., which is a wholly owned subsidiary of Independence Square Properties, Inc., which is a wholly owned subsidiary of The Penn Mutual Life Insurance Company, (3) Sentinel Management Company, a partnership of (a) NL Capital Management, Inc., (b) Sigma American Corporation, a wholly owned subsidiary of NL Capital Management, Inc., and (c) HTK of Delaware, Inc. and (4) ProvidentMutual Management Co., a wholly owned subsidiary of SIGMA American Corporation. National Life, National Retirement Plan Advisors, Inc., NL Capital Management, Inc., Sentinel Management Company, Sigma American Corporation and ProvidentMutual Management Co. are all located at One National Life Drive, Montpelier, VT 05604. HTK of Delaware, Inc., Hornor Townsend & Kent, Inc., Independence Square Properties, Inc. and The Penn Mutual Life Insurance Company are all located at 600 Dresher Road, Horsham, PA 19044 .

The Current Advisory Agreements

The current advisory agreement for the Common Stock, International Equity, Mid Cap Growth and Small Company Funds was last approved by shareholders on November 30, 1992 and by the Board on August 24, 2005. It was submitted to shareholders to approve a new investment advisor. The current advisory agreement for the High Yield Bond Fund was last approved by shareholders on June 20, 1997 and by the Board on August 24, 2005. It was submitted to shareholders at the inception of the Fund. These advisory agreements must be approved annually by vote of the Board or by the vote of a majority of the outstanding voting securities of the applicable Fund, but in either event it must also be approved by a vote of a majority of the Independent Directors cast in person at a meeting called for the purpose of voting on such approval. A vote of a majority of the outstanding voting securities in the context of approval of an investment advisory agreement means the affirmative vote of the lesser of (1) 67% of Fund shares present at the Meeting if more than 50% of the outstanding shares of the Fund are present in person or by proxy or (2) more than 50% of the outstanding shares of the Fund. Each advisory agreement will terminate automatically in the event of its assignment and is terminable at any time without penalty by the Board, or, with respect to a particular Fund, by a majority of the Fund's outstanding voting securities on not more than 60 days' written notice to the Advisor and by the Advisor on 60 days' written notice to the Fund. Under each advisory agreement, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties under the advisory agreement on the part of the Advisor, the Advisor is not liable to the Funds or its shareholders for any act or omission in the course of, or in connection with, rendering services under the advisory agreement or for any losses that may be sustained in the purchase, holdings or sale of any security.

The Proposed Amendments to the Advisory Agreements

Under the current advisory agreements, the International Equity, Mid Cap Growth and Small Company Funds pay a fee to the Advisor of 0.70% per annum on the first $200 million of aggregate average daily net assets of those Funds and the Balanced Fund; 0.65% per annum on the next $100 million of such assets; 0.60% per annum on the next $100 million of such assets; and 0.55% per annum on such assets in excess of $400 million. The Common Stock Fund pays a fee to the Advisor of 0.55% per annum of the average daily net assets of the Fund. The High Yield Bond Fund pays a fee to the Advisor of 0.75% per annum on the first $100 million of the Fund's average daily net assets; 0.70% per annum on the next $100 million of such assets; 0.65% on the next $100 million of such assets; and 0.60% on such assets over $300 million.

Under the proposed amendments, the International Equity, Mid Cap Growth and Small Company Funds' assets would not be aggregated with each other's and the Balanced Fund's assets for purposes of determining the breakpoint for the advisory fee charged to each Fund. In addition, the Common Stock, High Yield Bond, International Equity, Mid Cap Growth and Small Company Funds would each pay a new advisory schedule as follows: 0.70% per annum on the first $500 million of the Fund's average daily net assets; 0.65% per annum on the next $300 million of such assets; 0.60% per annum on the next $200 million of such assets; 0.50% per annum on the next $1 billion of such assets; and 0.40% of such assets over $2 billion. All other provisions of the advisory agreements are unaffected by the proposed amendments.

The proposed amendments are expected to become effective the first business day after shareholder approval and would continue in effect unless and until the advisory agreements are terminated or amended. The advisory agreements may be terminated by the Board, or, with respect to any Fund, by a vote of a majority of the outstanding voting securities of that Fund, accompanied by appropriate notice. The agreements will continue in force from year to year, but only as long as such continuance is specifically approved, at least annually, in the manner required by the 1940 Act.

If the proposed amendments had been in place for the Funds' last fiscal year, these Funds would have paid the following advisory fees:

Fund                           2004 Actual       2004 Pro Forma     Difference as a Percentage of
                             Advisory Fees        Advisory Fees             the 2004 Actual Fees
Common Stock                     6,044,796            7,146,453                           18.22%
High Yield Bond                  1,284,666            1,234,903                          (3.87)%
International Equity               651,665              792,047                           21.54%
Mid Cap Growth                     964,789            1,172,442                           21.52%
Small Company                    6,738,080            7,501,320                           11.33%

Board Consideration and Approval of the Proposed Amendments

The Advisor first proposed amendments to the advisory agreements, which would have unbundled the assets of certain Funds for the purposes of determining advisory fee breakpoints, decreased advisory fees for one Fund and increased advisory fees for certain other Funds, to the Board at the regular meeting held on December 11, 2003. At that time, the Board approved the advisory fee decrease and, with respect to the other items, requested that the Advisor revise the proposal, including to address the need to motivate and retain key personnel while maintaining adequate profitability, and provide additional information on comparative Fund expenses and Advisor profitability.

The Advisor outlined a revised proposal to amend the advisory agreements to the Board in the context of a broader fee restructuring proposal at the regular Board meeting held on June 9, 2005. At that time, the proposal included the unbundling of assets of certain Funds for the purposes of determining advisory fee breakpoints and advisory fee increases for certain Funds. The Advisor also outlined significant expenditures to be made to increase its portfolio management capabilities.

The Advisor subsequently presented a further revised proposal to the Board, which included the unbundling of assets of certain Funds for the purposes of determining advisory fee breakpoints, advisory fee reductions for certain Funds and advisory fee increases for certain Funds. The Advisor also outlined a proposed securities lending program, a new portfolio manager compensation structure and significant expenditures recently made and to be made by the Advisor. This proposal was reviewed by the Governance, Contracts and Nominating Committee ("Committee") at a special meeting held on August 16, 2005, following which the Advisor furnished additional information regarding the proposal at the request of the Committee and other Independent Directors. The proposal was further reviewed at a meeting of the Committee followed by a meeting of all of the Independent Directors on August 22, 2005. The entire Board, including all of the Independent Directors, met on August 23-24, 2005 to further consider the proposal. During these meetings, the Advisor reviewed its plan for increased investment in the advisory infrastructure, including increases in compensation for portfolio management personnel, the implementation of deferred compensation plans (contributions to which would be required to be invested in the Sentinel Funds) to foster retention of key employees and the hiring of additional analysts, portfolio managers and other investment management personnel. The Advisor also reviewed its profitability and the effects of the increased expenditures. On August 24, 2005, all of the Directors present, which constituted a majority of the Board, and of the Independent Directors, approved the proposed amendments, subject to any required shareholder approval.

The Board's approval was based on its consideration, at those meetings and throughout the preceding year, of the advisory-related services provided by the Advisor and its affiliates, and the personnel who provide these services. In reaching its determinations, the Board considered all factors they believed relevant, including the performance of each Fund's Class A shares as compared to that of similar mutual funds not managed by the Advisor provided by Morningstar Associates LLC; the nature, extent and quality of services rendered by the Advisor and its affiliates; revenue received by the Advisor from the Funds; the costs borne by, and profitability of, the Advisor and its affiliates in providing services to the Funds; pro forma Fund advisory fees and Class A share expenses as compared to those of similar mutual funds not managed by the Advisor provided by Morningstar Associates LLC; the extent to which economies of scale would be realized as the Funds grow and whether fee levels reflect these economies of scale for the benefit of investors; the Advisor's policies and practices regarding execution of portfolio transactions of the Funds, including the extent to which the Advisor benefits from soft dollar arrangements; indirect benefits that the Advisor and its affiliates may receive from their relationships to the Funds; information about fees charged by the Advisor to other clients with similar objectives; the professional experience and qualifications of each Fund's portfolio manager and other senior personnel of the Advisor; the compliance record of the Advisor and affiliates under applicable laws and under the Advisor's internal compliance program; and the terms of each advisory agreement and the proposed amendments.


Advisor Personnel and Investment Process. Each quarter, the Directors discuss with senior management of the Advisor the strategies being used to achieve each Fund's stated objectives. Among other things, the Board considers the size, education and experience of each Fund's portfolio management team. At its August 24, 2005 meeting, the Board noted that the change in 2004 of the lead portfolio manager of the Small Company Fund, and that the Fund's new portfolio manager, Charles C. Schwartz, was well qualified, with 13 years experience as an investment professional and 7 years experience with the Advisor and its affiliates. The Board also noted the recent addition of Betsy Pecor as a portfolio co-manager of the Small Company Fund, with more than six years of experience as an investment professional. The Board also noted the promotion in 2004 of Daniel J. Manion from portfolio co-manager to lead portfolio manager of the Common Stock Fund. They noted that Mr. Manion had over 16 years experience as an investment professional. The Board considered the addition of Daniel E. Gass, who has over 22 years of experience as an investment professional, as the portfolio manager for the High Yield Bond Fund (upon the termination of the subadvisory agreement with Evergreen Investment Management Company). The Board noted the addition of a large cap analyst, a small cap analyst and a high-yield bond analyst, as well as plans to hire additional analysts and portfolio managers.


Throughout the year, the Board requested and received information that included sales and redemption data for each Fund, a discussion on investment strategies used by the Fund and the valuation and pricing of each Fund's portfolio holdings. In preparation for their August meetings, the Governance, Contracts and Nominating Committee and the Board requested and evaluated materials from the Advisor and its affiliates that included performance and expense information (including advisory fees) for other similar mutual funds provided by Morningstar Associates LLC, an independent third party provider. Prior to voting, the Board reviewed the proposed amendments with management and fund counsel, who is independent of the Advisor, and received a memorandum from such counsel discussing the legal standards for their consideration of advisory agreements.

Fund Performance. The Board receives performance data at least quarterly and discusses with the Advisor portfolio manager effectiveness. At the August meetings, the Governance, Contracts and Nominating Committee and the Board considered the Funds' 1-, 3- and 5-years net returns as compared to peer group and category net return information provided by Morningstar Associates LLC and also reviewed each Fund's most recent quarterly performance. The Board noted that each of the Common Stock and Small Company Funds ranked in the top half of its Morningstar peers and categories with respect to the 1-, 3- and 5-year net returns, (2) the High-Yield Bond Fund showed comparatively poor performance results, except that it ranked in the top half of its Morningstar peers and category with respect to its 5-year net return, (3) the International Equity Fund ranked in the bottom half of its Morningstar peers with respect to the 1-, 3- and 5-year net returns, and (4) the Mid Cap Growth Fund showed comparatively less attractive performance results, except that it ranked in the top half of its Morningstar peers with respect to its 3-year net return and its 3- and 5-year risk-adjusted, net returns. The Board also considered (1) the expected change in the portfolio manager of the High Yield Bond Fund effective September 1, 2005 and the recent addition of a high yield analyst, (2) that prior to a recent re-categorization of the International Equity Fund as a "value" rather than a "blend" fund by Morningstar, that Fund had compared well with respect to its peer group, (3) the recent addition of an investment analyst to the mid cap investment team and (4) recent additions of analysts to other areas of the Advisor's investment department as well as plans to hire other analysts and portfolio managers. After reviewing these and related factors, the Board concluded, within the context of their overall conclusions regarding each of the proposed amendments to the advisory agreements, that the performance of the applicable Funds and the Advisor supported the approval of the amendments.

Advisory Fees and Expenses. The Board reviewed each Fund's annual expense ratio (including advisory fees) compared to those of the other funds in its Morningstar peer group. The Board noted that the under the amendments, each of the Funds would have an advisory fee subject to a breakpoint schedule and each Fund's pro forma advisory fees would rank in the top half of (advisory fee lower than) its Morningstar peers, with each of the International Equity, Mid Cap Growth and Small Company Funds' pro forma advisory fee ranking the lowest or nearly the lowest of its peers. The Board also noted that each Fund ranked in the same half of its Morningstar peers with respect to net expenses under both the current and the proposed advisory fees, and that the High Yield Bond Fund's pro forma net expenses were less than actual net expenses. The Board considered that the new advisory fee schedules provided the opportunity for a lower effective advisory fee at high asset levels than would be possible under the current advisory fee schedules. After reviewing these and related factors, the Board concluded, within the context of their overall conclusions regarding each of the proposed amendments to the advisory agreements, that the advisory fees and expenses of the applicable Funds and the Advisor supported the approval of the amendments.

Profitability. The Board reviewed information prepared the Advisor, calculated on a pro forma basis to reflect the proposed advisory agreement amendments, regarding the profitability to the Advisor of its advisory relationship with each Fund as well as the overall profitability to the Advisor and its affiliates. The Independent Directors also reviewed with the Advisor the methodology it used to allocate expenses for purposes of such profitability analysis. The Board reviewed the 2004 pro forma profitability of the Advisor and its affiliates in providing services to the Funds as compared to the profitability of thirteen publicly held investment management companies provided by Morningstar Associates LLC. The Board noted that the profitability of the Advisor and its affiliates was not inconsistent with the Morningstar data.

Economies of Scale. The Board considered whether there had been economies of scale with respect to the management of the Funds, and whether the Funds had appropriately benefited from any available economies of scale. The Board noted that each of the proposed amendments included an advisory fee breakpoint schedule. They also considered the current level of assets of each Fund. After reviewing these and related factors, the Board concluded, within the context of their overall conclusions regarding each amendment to the advisory agreement, that the extent to which economies of scale were shared with the Funds supported the amendments.

Conclusion. The Board considered the Advisor to be an experienced asset management firm and considered the overall quality of services provided by the Advisor to be excellent. It believed that the Advisor is financially sound and well managed. After several meetings of the Governance, Contracts and Nominating Committee and the Board, including a number of deliberations by the Independent Directors without the presence of employees of the Advisor or its affiliates, all of the Directors present, which constituted a majority of the Board, including a majority of the Independent Directors, approved the amendments to the advisory agreements, subject to shareholder approval, concluding that the advisory fee set forth in each amendment was reasonable in relation to the services to be provided and that the amendments were in the best interests of each Fund and its shareholders.


Advisory Fees for Funds with a Similar Investment Objective

NL Capital Management, Inc. manages the series of the Sentinel Variable Products Trust ("SVPT Funds"), which serve as investment vehicles for National Life separate accounts that hold the assets related to National Life's individual variable life insurance and variable annuity contracts. NL Capital Management, Inc. utilizes the same personnel as the Advisor.

Advisory fee rates for the SVPT Funds with a similar investment objective are as follows:

Fund                                              Fee
SVPT Common Stock, Mid Cap Growth                50% per annum on the first $20 million of average daily net assets of
and Small Company Funds                          each such Fund; 0.40% per annum on the next $20 million of such assets of each such Fund; and 0.30% per annum on such assets of each such Fund in excess of $40 million

NLCM has voluntarily agreed to waive the following SVPT Funds' advisory fees or other expenses necessary to limit these Funds' overall expense ratios to the amounts shown below:

Fund                                              Expense Ratio
Common Stock Fund                                      0.66%
Mid Cap Growth Fund                                    0.82%
Small Company Fund                                     0.74%

These waiver and reimbursement arrangements may be changed or terminated at any time after December 31, 2005.

As of June 30, 2005, the assets of the listed SVPT Funds were as follows:

Fund                                              Net Assets
Common Stock Fund                                 62,029,417
Mid Cap Growth Fund                               25,725,242
Small Company Fund                                54,916,369

Comparative Fee and Cost Information

The total annual expenses table below is intended to help you compare the Funds' fees for the most recent fiscal year ended with those that would have been paid had the proposed advisory agreement been in effect during the same period (pro forma). Fees and expenses are paid from Fund assets, and are shown as a percentage of average daily net assets.

                                                                                        Contractual
                                                                                        Waivers &           Total Annual
Fund/Class                         Management Fee    12b-1 Fee      Other Expenses      Reimbursements      Expenses
Common Stock
   Class A                            0.55%           0.30%             0.20%                   -             1.05%
   Class B                            0.55%           1.00%             0.44%                   -             1.99%
   Class C                            0.55%           1.00%             0.51%                   -             2.06%
Pro Forma - Common Stock
   Class A                            0.65%           0.30%             0.20%               0.05%(1)          1.10%(1)
   Class B                            0.65%           1.00%             0.44%                   -             2.09%(1)
   Class C                            0.65%           1.00%             0.51%                   -             2.16%(1)

High Yield Bond
   Class A                            0.73%           0.20%             0.23%                   -             1.16%
   Class B                            0.73%           1.00%             0.35%                   -             2.08%
   Class C                            0.73%           1.00%             0.40%                   -             2.13%
Pro Forma - High Yield Bond
   Class A                            0.70%           0.20%             0.23%                   -             1.13%
   Class B                            0.70%           1.00%             0.35%                   -             2.05%
   Class C                            0.70%           1.00%             0.40%                   -             2.10%

International Equity
   Class A                            0.58%           0.30%             0.43%                   -             1.31%
   Class B                            0.58%           1.00%             0.87%                   -             2.45%
   Class C                            0.58%           1.00%             0.96%                   -             2.54%
Pro Forma - International Equity
   Class A                            0.70%           0.30%             0.43%                   -             1.43%
   Class B                            0.70%           1.00%             0.87%                   -             2.57%
   Class C                            0.70%           1.00%             0.96%                   -             2.66%

Mid Cap Growth
   Class A                            0.58%           0.30%             0.36%                   -             1.24%
   Class B                            0.58%           1.00%             0.62%                   -             2.20%
   Class C                            0.58%           1.00%             1.03%                   -             2.61%
Pro Forma - Mid Cap Growth
   Class A                            0.70%           0.30%             0.36%                   -             1.36%
   Class B                            0.70%           1.00%             0.62%                   -             2.32%
   Class C                            0.70%           1.00%             1.03%                   -             2.73%

Small Company
   Class A                            0.58%           0.30%             0.24%                   -             1.12%
   Class B                            0.58%           1.00%             0.46%                   -             2.04%
   Class C                            0.58%           1.00%             0.35%                   -             1.93%
Pro Forma - Small Company
   Class A                            0.64%           0.30%             0.24%                   -             1.18%
   Class B                            0.64%           1.00%             0.46%                   -             2.10%
   Class C                            0.64%           1.00%             0.35%                   -             1.99%

(1) The Advisor and/or its affiliates have agreed to waive fees and/or reimburse expenses to keep Total Annual Expenses for the Class A shares of the Common Stock Fund at no more than 1.10% for at least twelve months after the effective date of the amended advisory fee schedule. The Class B and Class C shares of the Fund would benefit from this fee arrangement to the extent the Advisor waives its fee to meet this commitment.

These hypothetical cost examples are intended to help you compare the current cost of investing in a Fund for the Fund's most recently completed fiscal year end indicated below with the cost had the proposed advisory agreement been in effect during the same period (pro forma). The example assumes you invest $10,000 in a Fund and reinvest all dividends and distributions for the time periods indicated, and then redeem all your shares at the end of a period. The example also assumes that your investment has a 5% return each year and that Fund operating expenses remain the same as those shown above. Actual returns and costs may be higher or lower. Note that the amounts shown do not reflect the waivers or reimbursements.

Fund/Class                                           1 year          3 years         5 years         10 years
Common Stock
   Class A                                              602              817           1,050            1,718
   Class B (if you redeem)                              602              924           1,273            1,850
   Class B (if you do not redeem)                       202              624           1,073            1,850
   Class C (if you redeem)                              309              646           1,108            2,390
   Class C (if you do not redeem)                       209              646           1,108            2,390
Pro Forma - Common Stock
   Class A                                              611              847           1,101            1,828
   Class B (if you redeem)                              612              955           1,324            1,958
   Class B (if you do not redeem)                       212              655           1,124            1,958
   Class C (if you redeem)                              319              676           1,159            2,493
   Class C (if you do not redeem)                       219              676           1,159            2,493

High Yield Bond
   Class A                                              513              754           1,013            1,753
   Class B (if you redeem)                              611              952           1,319            1,958
   Class B (if you do not redeem)                       211              652           1,119            1,958
   Class C (if you redeem)                              316              667           1,144            2,462
   Class C (if you do not redeem)                       216              667           1,144            2,462
Pro Forma - High Yield Bond
   Class A                                              511              745             997            1,720
   Class B (if you redeem)                              608              943           1,303            1,925
   Class B (if you do not redeem)                       208              643           1,103            1,925
   Class C (if you redeem)                              313              658           1,129            2,431
   Class C (if you do not redeem)                       213              658           1,129            2,431

International Equity
   Class A                                              627              894           1,182            2,000
   Class B (if you redeem)                              648            1,064           1,506            2,243
   Class B (if you do not redeem)                       248              764           1,306            2,243
   Class C (if you redeem)                              357              791           1,350            2,875
   Class C (if you do not redeem)                       257              791           1,350            2,875
Pro Forma - International Equity
   Class A                                              638              930           1,243            2,127
   Class B (if you redeem)                              660            1,099           1,565            2,368
   Class B (if you do not redeem)                       260              799           1,365            2,368
   Class C (if you redeem)                              369              826           1,410            2,993
   Class C (if you do not redeem)                       269              826           1,410            2,993

Mid Cap Growth
   Class A                                              620              874           1,147            1,925
   Class B (if you redeem)                              623              988           1,380            2,067
   Class B (if you do not redeem)                       223              688           1,180            2,067
   Class C (if you redeem)                              364              811           1,385            2,944
   Class C (if you do not redeem)                       264              811           1,385            2,944

Fund/Class                                           1 year          3 years         5 years         10 years
Pro Forma - Mid Cap Growth
   Class A                                              632              909           1,207            2,053
   Class B (if you redeem)                              635            1,024           1,440            2,194
   Class B (if you do not redeem)                       235              724           1,240            2,194
   Class C (if you redeem)                              376              847           1,445            3,061
   Class C (if you do not redeem)                       276              847           1,445            3,061

Small Company
   Class A                                              608              838            1086             1795
   Class B (if you redeem)                              607              940            1298             1914
   Class B (if you do not redeem)                       207              640            1098             1914
   Class C (if you redeem)                              296              606            1042             2254
   Class C (if you do not redeem)                       196              606            1042             2254
Pro Forma - Small Company
   Class A                                              614              856           1,117            1,860
   Class B (if you redeem)                              613              958           1,329            1,979
   Class B (if you do not redeem)                     2,113              658           1,129            1,979
   Class C (if you redeem)                              302              624           1,073            2,317
   Class C (if you do not redeem)                       202              624           1,073            2,317

Advisory Fees and Other Material Payments

Before waivers of advisory fees, the Advisor received $21,732,609 in advisory fees in the aggregate from the Sentinel Funds for the fiscal year ended November 30, 2004. $676,240 of such fees were waived. The Sentinel Funds also paid Sentinel Administrative Services Company ("SASC") $5,349,790 for fund accounting, financial administration, transfer agency and shareholder services (collectively, "administration services") for the fiscal year ended November 30, 2004. The Corporation also reimburses Sentinel Financial Services Company ("SFSC") for expenses related to marketing the Funds under a Rule 12b-1 Distribution Plan.

SASC and SFSC are expected to continue to provide administration and distribution services, respectively, whether or not the proposed amendments to the advisory agreements are approved.

The Sentinel Funds also paid brokerage commissions of $9,545 to Janney Montgomery Scott Inc. for the fiscal year ended November 30, 2004. Janney Montgomery Scott, Inc. is wholly owned by the Penn Mutual Life Insurance Company, an affiliate of a general partner of the Advisor. These commissions were 0.2% of the Sentinel Funds' aggregate brokerage commissions paid in the fiscal year ended November 30, 2004.

Required Vote

For each of the Common Stock, High Yield Bond, International Equity, Mid Cap Growth and Small Company Funds, approval of this Proposal requires the affirmative vote of the lesser of (1) 67% of Fund shares present at the Meeting if more than 50% of the outstanding shares of the Fund are present in person or by proxy or (2) more than 50% of the outstanding shares of the Fund.

The persons named in the accompanying proxy card intend, in the absence of contrary instructions, to vote all proxies "FOR" the approval of the proposed amendment to the advisory agreement. Shareholders may vote "FOR" or "AGAINST" the approval of the agreement, or may "ABSTAIN" from voting on this Proposal. If you return your proxy card and give no voting instructions, your shares will be voted "FOR" the approval of the proposed advisory agreement. Abstentions and broker non-votes are counted as shares that are present for purposes of determining quorum, but unvoted. Therefore, abstentions and broker non-votes have the affect of a vote against the Proposal.

        The Board recommends that you vote "FOR" the proposed amendment.

     PROPOSAL 3: TO APPROVE THE AMENDMENT AND RESTATEMENT OF THE CHARTER OF SENTINEL GROUP FUNDS, INC., WHICH WILL REPEAL IN THEIR ENTIRETY ALL CURRENTLY EXISTING CHARTER PROVISIONS AND SUBSTITUTE THE NEW PROVISIONS SET FORTH IN THE
                 FORM OF ARTICLES OF AMENDMENT AND RESTATEMENT

The Board is recommending amending and restating the Charter, which will repeal in their entirety all of the currently existing Charter provisions and substitute the new provisions set forth in the Articles of Amendment and Restatement of the Charter ("Articles of Amendment and Restatement") attached to this proxy statement as Exhibit B. Therefore, the current Charter will be entirely replaced with the new Charter in Exhibit B. The Board is recommending the amendment and restatement generally to make the Charter more consistent with the changes in Maryland statutes and regulations and the mutual fund industry since the Charter was first adopted in the 1970s and last restated in 1996. A copy of the current Charter has been filed with the SEC and it may be inspected and copied at the Public Reference Facilities maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549 and the SEC's regional offices in New York at 233 Broadway, New York, New York 10279 and in Chicago at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. You may also request a copy from the Sentinel Funds by calling 1-800-282-3863 or writing to Sentinel Funds, One National Life Drive, Montpelier, VT 05604. The amendment and restatement reorganizes the Charter and makes various changes to clarify language, update terminology and conform the charter to current law. The amendment and restatement also repeals various provisions considered obsolete. As mentioned above, operating under the current Charter can be difficult because its provisions often do not contemplate the current state of the regulatory environment and industry. In some cases, the Charter may not address topical issues at all. For example, the current Charter does not provide for the handling of issued shares that are returned to the Corporation as part of a liquidation or reorganization. The Articles of Amendment and Restatement indicate all such shares will automatically be returned to the status of authorized but unissued shares of common stock. In other cases, the Charter may conflict with the Corporation's Bylaws. For example, the Charter generally requires one-third of all votes entitled to be cast to constitute a quorum for a meeting of shareholders while the Bylaws require a majority. The Board believes the material changes to the Charter, described below, along with the other changes contained in the Articles of Amendment and Restatement will allow for a smother operation of the Corporation.


Corporate Redemption of Shares

Article Fifth(10)(c) of the Articles of Amendment and Restatement allows the Board, subject to the 1940 Act, to redeem at net asset value all or any portion of the shares held in any Class or any Fund upon conditions established by the Board in its sole discretion for any purpose, including a reorganization of a Fund. Under the current Charter, the Board is limited in its ability to authorize such redemptions without also obtaining shareholder approval. This means that the Board would be able to automatically redeem a shareholder's shares if the Board deems it advisable without seeking shareholder approval under circumstances that may currently require prior shareholder approval. However, the Board is required to comply with the 1940 Act and the rules adopted under the 1940 Act, which may also restrict such actions and are not affected by the amendment and restatement of the Charter.


Bylaw Amendments

Article Seventh(1)(a) of the Articles of Amendment and Restatement gives the Board exclusive authority to make, alter, amend or repeal the Bylaws of the Corporation. Currently, the Bylaws may be amended by the Board or the shareholders and several provisions of the Bylaws may not be amended without shareholder approval. This means that the Board will be able to adopt or repeal Bylaws governing the operation of the Corporation without seeking shareholder approval under circumstances that may currently require prior shareholder approval. The Bylaws that currently require shareholder approval are described below. It also means that shareholders will no longer have the authority make changes to the Bylaws.

On August 24, 2005, the Board approved Amended and Restated Bylaws of the Corporation, which are attached to this proxy statement as Exhibit C. The Board approved this amendment and restatement also primarily to update this document for changes in the laws, regulations and industry since it was first adopted and last amended. Because the Board currently is authorized to amend the Bylaws, except for specific Bylaws requiring shareholder approval, the Amended and Restated Bylaws included in Exhibit C are currently effective, except that the Bylaws listed below will remain in effect (overruling any contrary provision of the Amended and Restated Bylaws) unless and until Proposal 3 or, with respect to Bylaws 46-48 and 51, Proposals 4a-4d (described below) are approved by shareholders.

     Bylaw 46.    The Corporation shall not retain in its portfolio
                  securities issued by an issuer any of whose officers, directors or security holders is an officer or director of the Corporation or of the corporation furnishing advisory, research and statistical services in respect of the Corporation's investments, if after the purchase of such securities of such issuer one or more of such officers or directors owns beneficially more than one-half of one per cent (1/2%) of the shares or securities or both of such issuer and such officers and directors owning more than one-half of one percent (1/2%) of such shares or securities together own beneficially more than five per cent
                  (5%) of such shares or securities.

     Bylaw 47.    Securities of any one issuer shall not be purchased for
                  the portfolio of the Corporation to such an extent that the market value of the securities so purchased shall amount to more than five per cent (5%) of the market value of the securities, when added to the cash, appertaining to all classes of stock of the Corporation, the market value in both cases being computed as of the time of purchase and in accordance with the provisions for the determination of the market value set forth in the Articles of Incorporation, provided, however, that the limitations set forth in this By-Law shall not apply to the obligations of the governments of United States of America or Canada or to obligations of any corporation organized under a general act of Congress if such a corporation is an instrumentality of the United States, or to shares of any investment company registered under the Investment Company Act of 1940 or its successor to the extent permitted by any necessary exemptive order granted by the Securities and Exchange Commission.

     Bylaw 48.    The Corporation is hereby restricted from purchasing the
                  securities of any other issuer to such an extent that the Corporation would be caused by such purchase to own more than ten per cent (10%) of the outstanding securities of such issuer, provided, however, that the limitations set forth in this Bylaw shall not apply to purchases of shares of any investment company registered under the Investment Company Act of 1940 or its successor, to the extent permitted by necessary exemptive order granted by the Securities and Exchange
                  Commission.

     Bylaw 50.    The Corporation by the adoption of this by-law hereby
                  permits the unrestricted transfer under paragraph 6 of Article
                  SIXTH of the Articles of Incorporation with respect to all the shares of its stock presented for transfer in the following cases:

                      1. The settlement of an estate;

                      2. In the event of the receipt of proof, satisfactory
                         to the Corporation, that a gift of the shares presented for transfer is being made.

                      3. In the event of the receipt of a request for the
                         transfer of shares by a bona-fide investor such request being made directly or through a dealer for transfer to the name of another bona-fide investor.

                  For the purpose of this by-law the transferor of shares shall be deemed to be a bona-fide investor if such transferor has owned the shares of the Corporation presented for transfer for a period of not less than thirty (30) days.

     Bylaw 51.    The investment of funds of the Corporation is hereby
                  restricted so that such funds may be invested only in the securities of companies which have a record of not less than three (3) years continuous operation, provided, however, that such period of three (3) years may include the operation of any predecessor company or companies partnership or individual enterprise if the company whose securities are to be purchased as an investment for the funds of the Corporation, came into existence as the result of a merger, consolidation, reorganization or the purchase of substantially all of the assets of such predecessor company or companies, partnership or individual enterprise.

     Bylaw 52.    The maximum load or commission upon the sale of the shares of stock of any class of the Corporation is hereby restricted to nine (9) per cent of the offering price to the public relating to such shares. As used in this By-Law the "offering price to the public" shall mean the asset value as defined in this By-Law plus the load or commission charged adjusted to the nearest full cent, and "asset value per share" shall be determined in accordance with paragraph 7 of Article
                  SIXTH of the Articles of Incorporation.

     Bylaw 53.    Except as hereinafter provided, any one of the By-Laws
                  numbered 46 through 54 may be altered, amended or repealed only by the affirmative vote of a majority of the shares of stock issued and outstanding entitled to vote by virtue of the Articles of Incorporation, at any regular meeting of the stockholders, or at any special meeting of the stockholders if notice of the proposed alteration, amendment or repeal be contained in the notice of such special meeting, and no such By-Laws may be otherwise altered, amended or repealed, any prior provision relating to amendments heretofore set forth to the contrary notwithstanding. Any of such By-Laws, may, however, be amended, altered or repealed by the Board of Directors to the extent deemed necessary or appropriate to conform such By-Laws to the provisions of the Investment
                  Company Act of 1940 and any Rules, Regulations, Guidelines or
                  Policies heretofore or hereafter promulgated or announced by the Securities and Exchange Commission or any State securities regulatory authority.

     Bylaw 54.    (a) Any person who was or is a party or is threatened to
                  be made a party to any threatened or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, shall be indemnified by the Corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall be adjudged liable to the Corporation or any of its security holders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                  (b) Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, shall be indemnified by the Corporation against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that (i) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of duty to the Corporation unless and only to the extent that the court in which such action or suit was brought or any other court of equity in the county where the Corporation has its principal office shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for those expenses which the court considers proper, and (ii) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

                  (c) To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suite or proceeding referred to in subsections (a) and (b) of this By-Law 54, or in defense of any claim, issue or matter raised therein, he shall be indemnified by the Corporation against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

                  (d) Any indemnification under subsections (a) and (b) of this By-Law 54 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this By-Law 54. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who are neither "interested persons" of the Corporation as defined in Section 2(a)(19) of the Investment Company Act of 1940 nor parties to the action, suit or proceeding ("disinterested, non-party directors") or (ii) by an independent legal counsel (not including a counsel who does work for either the Corporation, its adviser or principal underwriters, or persons affiliated with these persons) in a written opinion.

                  (e) Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in subsections (c) and (d) of this By-Law 54 provided either (i) the indemnitee shall provide a security for his undertaking to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized by this By-Law 54, (ii) the Corporation shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the disinterested, non-party directors of the Corporation, or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts, that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

                  (f) The indemnification provided by this By-Law 54 shall not be deemed exclusive of any other rights to which those indemnified may be entitled as a matter of law, provided, however, that no indemnification shall be inconsistent with the provisions of Section 17(b) or other applicable provisions of the Investment Company Act of 1940.

Setting the Terms of the Shares

The Articles of Amendment and Restatement explicitly allow the Board to set the terms of the Corporation's shares based on facts not included in the Articles of Amendment and Restatement. The current Charter does not specifically provide this authority.

Custodian

The Articles of Amendment and Restatement do not include specific requirements for the Corporation's custodian, while the current Charter requires the custodian to be a bank or trust company with certain capital requirements. Note that Section 17(f) of the 1940 Act and related rules provide detailed requirements for investment company custodians.

Voting

The Articles of Amendment and Restatement would require a vote of the majority of votes entitled to be cast on any matter that Maryland law would otherwise require a two-thirds vote. Substantively, this means that, as compared with the current Charter, matters involving the merger, consolidation or share exchange of the Corporation as a whole would require a lesser vote under the Articles of Amendment and Restatement than under the current Charter.

Required Vote

Approval of the amendment and restatement of the Charter requires the affirmative vote of the holders of a majority of votes entitled to be cast on this Proposal. If the amendment and restatement of the Charter is not approved, the current Charter will remain in effect.

The persons named as proxies in the accompanying proxy card intend, in the absence of contrary instructions, to vote all proxies "FOR" the approval of the amendment and restatement of the Charter. Shareholders may vote "FOR" or "AGAINST" the approval of the amendment and restatement of the Charter, or may "ABSTAIN" from voting on this Proposal. If you return your proxy card and give no voting instructions, your shares will be voted "FOR" the approval of the amendment and restatement of the Charter. Abstentions and broker non-votes are counted as shares that are present for purposes of determining quorum, but unvoted. Therefore, abstentions and broker non-votes have the affect of a vote against the Proposal.

     The Board has declared the amendment and restatement of the Charter is advisable and recommends that you vote "FOR" the amendment and restatement of the Charter.

       PROPOSAL 4: TO APPROVE EACH FUND'S FUNDAMENTAL INVESTMENT POLICIES

The Funds' investment objectives, strategies and policies ("investment policies") are described in the Funds' current prospectus and statement of additional information. Proposal 4 involves the approval of a Fund's fundamental investment policies (i.e., investment policies that require shareholder approval to change), which are set forth below. All other investment policies discussed in the Funds' prospectus and statement of additional information are considered non-fundamental investment policies.

Proposal 4a:  To approve the repeal of Bylaw 46.

Each Fund that approves Proposal 4a will no longer be subject to the investment policies set forth in Bylaw 46. If all of the Funds approve Proposal 4a, Bylaw 46 will be repealed in its entirety. Bylaw 46, described above, prohibits the Corporation from holding securities of an issuer if any of its officers, directors or security holders is an officer or director of the Corporation or of the corporation furnishing investment advisory, research and statistical services to the Corporation, if after the purchase of such securities one or more of such officers or directors owns beneficially more than 1/2% of the shares or securities or both of such issuer and such officers and directors owning more than 1/2% of such shares or securities together own beneficially more than 5% of such shares or securities.

This investment policy has been in place at least since the Bylaws were last amended nearly ten years ago and possibly as far back as the 1970s when the Corporation became a Maryland corporation. It is a complicated policy that may be difficult to monitor. In addition, it may restrict a Fund from investing in a security in which the Fund's portfolio manager might otherwise believe it would be advisable for the Fund to invest due solely to the investment activity of the Corporation's Directors, including its Independent Directors, and/or its officers. Repeal of this provision would generally allow a Fund to invest in a company in which one or more Directors and/or officers may have a significant financial interest. However, the Corporation's Directors and/or officers are subject to a Code of Ethics designed to guard the Fund against certain potentially adverse actions by the Directors and/or officers, including certain investment activity, which was not in place at the time Bylaw 46 was adopted. The Funds' Code of Ethics has been filed with the SEC and it may be inspected and copied at the Public Reference Facilities maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549 and the SEC's regional offices in New York at 233 Broadway, New York, New York 10279 and in Chicago at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661.

Proposal 4b:  To approve the repeal of Bylaw 47.

Each Fund that approves Proposal 4b will no longer be subject to the investment policies set forth in Bylaw 47. If all of the Fund's approve Proposal 4b, Bylaw 47 will be repealed in its entirety. Bylaw 47, described above, restricts the Corporation from purchasing securities of any issuer if the market value of the securities purchased will amount to more than 5% of the market value of the securities, when added to the cash, of all the Funds, except for obligations of the governments of United States of America or Canada, obligations of any corporation organized under a general act of Congress if such a corporation is an instrumentality of the United States, or any investment company registered under the 1940 Act.

This investment policy has been in place at least since the Bylaws were last amended nearly ten years ago and possibly as far back as the 1970s when the Corporation became a Maryland corporation. Because it is a corporation-level restriction, this policy generally has little substantive value to an individual Fund's portfolio and is inconsistent with the more modern structure of a series investment company that has fund-level restrictions. In fact, each individual Fund does already have an investment policy regarding the percentage of its assets that can be invested in a single issuer (see the Fund-level restrictions described below).

Proposal 4c:  To approve the repeal of Bylaw 48.

Each Fund that approves Proposal 4c will no longer be subject to the investment policies set forth in Bylaw 48. If all of the Funds approve Proposal 4c, Bylaw 48 will be repealed in its entirety. Bylaw 48, described above, restricts the Corporation from purchasing securities of an issuer if it would cause the Corporation to own more than 10% of the outstanding securities of that issuer, except for an investment company registered under the 1940 Act.

This investment policy has been in place at least since the Bylaws were last amended nearly ten years ago and possibly as far back as the 1970s when the Corporation became a Maryland corporation. Because it is a corporation-level restriction, this policy generally has little substantive value to an individual Fund's portfolio and is inconsistent with the more modern structure of a series investment company that has fund-level restrictions. In fact, each individual Fund does already have an investment policy regarding the percentage of its assets that can be invested in a single issuer (see the Fund-level restrictions described below).

Proposal 4d:  To approve the repeal of Bylaw 51.

Each Fund that approves Proposal 4d will no longer be subject to the investment policies set forth in Bylaw 51. If all of the Funds approve Proposal 4d, Bylaw 51 will be repealed in its entirety. Bylaw 51, described above, restricts the Corporation from investing in the securities of companies that have a record of not less than three years continuous operation (including any predecessor, or companies partnership or individual enterprise if the issuer was a result of a merger, consolidation, reorganization or the purchase of substantially all of the assets of such predecessor company or companies, partnership or individual enterprise).

This investment policy has been in place at least since the Bylaws were last amended nearly ten years ago and possibly as far back as the 1970s when the Corporation became a Maryland corporation. This policy restricts investments in newer companies, which may have the effect of removing opportunities for Funds that invest significantly in smaller-capitalization companies, such as the Small Company Fund. For the Funds have little or no investments in smaller-capitalization companies, such as the Government Securities or Common Stock Fund, this restriction has little relevance. Repeal of this restriction may allow a Fund to invest in a newer company that it might otherwise be able to invest. The stocks of new companies typically involve more risk than the stocks of more-established companies. They may have more limited financial resources, narrower product lines, and may have less seasoned managers. In addition, these stocks may trade less frequently and in lower share volumes, making them subject to wider price fluctuations. However, none of the Funds currently anticipate a significant increase in investments in companies materially newer than the companies in which they currently invest as a result of the approval of Proposal 4d.

Proposal 4e: To approve the repeal of the prohibition from lending of securities.

Each Fund that approves Proposal 4e will no longer be prohibited from lending securities. If approved, the Funds currently intend to enter into a securities lending agreement with State Street Bank & Trust Co., which also acts as the Funds' custodian In securities lending program, the Fund may lend securities to broker-dealers and other institutional borrowers that meet credit requirements and other criteria. Typically, the criteria include that the borrower pledges to the Fund cash collateral (or other approved high quality collateral) in an amount at least equal to 100% of the market value of the securities loaned (with such collateralization determined by the securities lending agent on a daily basis and adjusted accordingly). The securities lending agent would pay to the Fund a negotiated percentage of the interest earned on investments of cash collateral and of the lending fee paid by the borrower (when non-cash collateral is pledged by the borrower). In determining whether to lend securities to a particular broker-dealer or institutional borrower, the securities lending agent will generally consider, and during the period of the loan will monitor, all relevant facts and circumstances of the securities loan including the creditworthiness of the borrower. The Fund would retain the authority to terminate a securities loan. The Fund would pay reasonable administrative and custodial fees in connection with each securities loan, and a negotiated portion of the interest earned on the investment of the cash collateral first to the borrower (as a rebate) and, to the extent of any remaining earned interest, a negotiated percentage to the securities lending agent. The Fund would receive from the borrower amounts equivalent to any dividends, interest, or other distributions while the securities are on loan ("substitute payments"). The Fund would retain certain ownership rights as to the loaned securities (such as voting and subscription rights, and rights to dividends, interest, or other distributions) when retaining such rights is considered to be in the Fund's best interest. The cash collateral received from each borrower will be invested by the securities lending agent in high-quality investments (including money market instruments and repurchase agreements). Such investments may include investments in mutual funds or similar investment companies that are affiliated with the securities lending agent or the Fund's custodian, subject to compliance with all applicable laws, regulations and orders.

While participation in a securities lending program is expected to benefit each participating Fund's performance by providing additional income, there are certain risks. For example, substitute payments are not treated as a dividend and, therefore, would affect the amount of a Fund's income eligible for the dividends-received deduction. In addition, substitute payments would not be eligible as qualified dividend income, nor for the state and local tax exemption from interest income derived from the earnings from U.S. Treasury securities. There is also borrower default risk (e.g., borrower fails to return a loaned security and there is a shortfall on the collateral posted by the borrower), cash collateral investment risk (e.g., principal loss resulting from the investment of the cash collateral) and security recall/return risk (e.g., the Fund is unable to recall a security in time to exercise valuable rights or sell the security).

Proposal 4f: To clarify each Fund's  fundamental investment policies.

Proposal 4f is intended to clarify which of the Fund's investment policies are currently fundamental policies that may only be changed by appropriate shareholder approval. All other policies described in the Fund's registration statement are considered non-fundamental, which means they may be changed by the Board without shareholder approval. Each Fund's fundamental investment policies are as follows:

The Balanced Fund:

o    Seeks a combination of growth of capital and current income;
o May not borrow except from banks in an amount up to 5% of a Fund's total assets for temporary or emergency purposes or to meet redemption requests that might otherwise require the untimely disposition of securities;
o    May not purchase securities on margin;
o    May not deal in real estate;

o    May not act as an underwriter of securities issued by others;
o May not purchase from or sell to any officer, director or employee of the Corporation, the Advisor, SFSC or a subadvisor (or any of their officers or directors) any securities other than Fund shares;
o May not invest in oil, gas or other mineral exploration or development programs or leases;
o May not invest more than 5% of its net assets in warrants valued at the lower of cost or market, or more than 2% of its net assets in warrants that are not listed on either the New York Stock Exchange or the American Stock Exchange;
o    May not invest for the purposes of exercising control or management;
o    May not make short sales of securities.

o May not invest more than 25% of its assets in securities of companies within a single industry;
o    Must meet the diversification requirements under the 1940 Act;
o May not invest in restricted securities (except 144A securities that are deemed liquid);
o May not invest more than 5% of its assets in a single issuer other than securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, including mortgage-backed securities; and
o    May not invest in illiquid securities.


The Capital Markets Income Fund:

o Seeks a high level of current income and, secondarily, long-term capital appreciation;

o May not borrow except from banks in an amount up to 5% of a Fund's total assets for temporary or emergency purposes or to meet redemption requests that might otherwise require the untimely disposition of securities;
o    May not purchase securities on margin;
o    May not deal in real estate;
o    May not act as an underwriter of securities issued by others;
o May not purchase from or sell to any officer, director or employee of the Corporation, the Advisor, SFSC or a subadvisor (or any of their officers or directors) any securities other than Fund shares;
o May not invest in oil, gas or other mineral exploration or development programs or leases;
o May not invest more than 5% of its net assets in warrants valued at the lower of cost or market, or more than 2% of its net assets in warrants that are not listed on either the New York Stock Exchange or the American Stock Exchange;
o    May not invest for the purposes of exercising control or management;
o    May not make short sales of securities.

o May not invest more than 5% of its assets in a single issuer other than securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, including mortgage-backed securities;
o    Must meet the diversification requirements under the 1940 Act;
o May not invest more than 25% of its assets in securities of companies within a single industry; and
o    May not invest more than 15% of its assets in illiquid securities.


The Capital Opportunity Fund:

o    Seeks long-term capital appreciation;

o    May not purchase securities on margin;
o    May not deal in real estate;
o    May not act as an underwriter of securities issued by others;
o May not purchase from or sell to any officer, director or employee of the Corporation, the Advisor, SFSC or a subadvisor (or any of their officers or directors) any securities other than Fund shares;
o May not invest in oil, gas or other mineral exploration or development programs or leases;
o May not invest more than 5% of its net assets in warrants valued at the lower of cost or market, or more than 2% of its net assets in warrants that are not listed on either the New York Stock Exchange or the American Stock Exchange;
o    May not invest for the purposes of exercising control or management;
o    May not make short sales of securities.

o    May not invest more than 15% of assets in illiquid securities; and
o    Must meet the diversification requirements under the 1940 Act.

The Common Stock Fund:

o Seeks growth of capital, current income, growth of income and relatively low risk as compared with the stock market as a whole;

o May not borrow except from banks in an amount up to 5% of a Fund's total assets for temporary or emergency purposes or to meet redemption requests that might otherwise require the untimely disposition of securities;
o    May not purchase securities on margin;
o    May not deal in real estate;
o    May not act as an underwriter of securities issued by others;
o May not purchase from or sell to any officer, director or employee of the Corporation, the Advisor, SFSC or a subadvisor (or any of their officers or directors) any securities other than Fund shares;
o May not invest in oil, gas or other mineral exploration or development programs or leases;
o May not invest more than 5% of its net assets in warrants valued at the lower of cost or market, or more than 2% of its net assets in warrants that are not listed on either the New York Stock Exchange or the American Stock Exchange;
o    May not invest for the purposes of exercising control or management;
o    May not make short sales of securities.

o May not invest more than 25% in securities of companies within a single industry;
o    Must meet the diversification requirements under the 1940 Act;
o    May not invest in restricted securities;
o    May not invest in illiquid securities; and
o May not invest more than 5% of its assets in a single issuer other than securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, including mortgage-backed securities.


The Government Securities Fund:

o    Seeks high current income while seeking to control risk;

o May not borrow except from banks in an amount up to 5% of a Fund's total assets for temporary or emergency purposes or to meet redemption requests that might otherwise require the untimely disposition of securities;
o    May not purchase securities on margin;
o    May not deal in real estate;
o    May not act as an underwriter of securities issued by others;
o May not purchase from or sell to any officer, director or employee of the Corporation, the Advisor, SFSC or a subadvisor (or any of their officers or directors) any securities other than Fund shares;
o May not invest in oil, gas or other mineral exploration or development programs or leases;
o May not invest more than 5% of its net assets in warrants valued at the lower of cost or market, or more than 2% of its net assets in warrants that are not listed on either the New York Stock Exchange or the American Stock Exchange;
o    May not invest for the purposes of exercising control or management;
o    May not make short sales of securities.

o    Must meet the diversification requirements under the 1940 Act;
o    May not invest in restricted securities; and
o    May not invest in illiquid securities.


The High Yield Bond Fund:

o    Seeks high current income and total return;

o May not borrow except from banks in an amount up to 5% of a Fund's total assets for temporary or emergency purposes or to meet redemption requests that might otherwise require the untimely disposition of securities;
o    May not purchase securities on margin;
o    May not deal in real estate;
o    May not act as an underwriter of securities issued by others;
o May not purchase from or sell to any officer, director or employee of the Corporation, the Advisor, SFSC or a subadvisor (or any of their officers or directors) any securities other than Fund shares;
o May not invest in oil, gas or other mineral exploration or development programs or leases;
o May not invest more than 5% of its net assets in warrants valued at the lower of cost or market, or more than 2% of its net assets in warrants that are not listed on either the New York Stock Exchange or the American Stock Exchange;

o    May not invest for the purposes of exercising control or management;
o    May not make short sales of securities.

o May not invest more than 25% in securities of companies within a single industry;
o    Must meet the diversification requirements under the 1940 Act;
o May not invest more than 5% of its assets in a single issuer other than securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, including mortgage-backed securities; and
o    May not invest more than 15% of net assets in illiquid securities.


The International Equity Fund:

o    Seeks growth of capital;

o May not borrow except from banks in an amount up to 5% of a Fund's total assets for temporary or emergency purposes or to meet redemption requests that might otherwise require the untimely disposition of securities;
o    May not purchase securities on margin;
o    May not deal in real estate;
o    May not act as an underwriter of securities issued by others;
o May not purchase from or sell to any officer, director or employee of the Corporation, the Advisor, SFSC or a subadvisor (or any of their officers or directors) any securities other than Fund shares;
o May not invest in oil, gas or other mineral exploration or development programs or leases;
o May not invest more than 5% of its net assets in warrants valued at the lower of cost or market, or more than 2% of its net assets in warrants that are not listed on either the New York Stock Exchange or the American Stock Exchange;
o    May not invest for the purposes of exercising control or management;
o    May not make short sales of securities.

o    Must meet the diversification requirements under the 1940 Act;
o    May not invest in restricted securities;
o    May not invest in illiquid securities;

o May not invest more than 5% of its assets in a single issuer other than securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, including mortgage-backed securities; and
o May not invest more than 25% of its assets in securities of companies within a single industry.


The Mid Cap Growth Fund:

o    Seeks growth of capital;

o May not borrow except from banks in an amount up to 5% of a Fund's total assets for temporary or emergency purposes or to meet redemption requests that might otherwise require the untimely disposition of securities;
o    May not purchase securities on margin;
o    May not deal in real estate;
o    May not act as an underwriter of securities issued by others;
o May not purchase from or sell to any officer, director or employee of the Corporation, the Advisor, SFSC or a subadvisor (or any of their officers or directors) any securities other than Fund shares;
o May not invest in oil, gas or other mineral exploration or development programs or leases;
o May not invest more than 5% of its net assets in warrants valued at the lower of cost or market, or more than 2% of its net assets in warrants that are not listed on either the New York Stock Exchange or the American Stock Exchange;
o    May not invest for the purposes of exercising control or management;
o    May not make short sales of securities.

o May not invest more than 25% of its assets in securities of companies within a single industry;

o    Must meet the diversification requirements under the 1940 Act;

o    May not invest in restricted securities;

o    May not invest in illiquid securities; and

o May not invest more than 5% of its assets in a single issuer other than securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, including mortgage-backed securities.

The New York Tax-Free Fund:

o Seeks high current interest income exempt from federal personal income tax and New York State and City personal income tax, while seeking to control risk;

o May not borrow except from banks in an amount up to 5% of a Fund's total assets for temporary or emergency purposes or to meet redemption requests that might otherwise require the untimely disposition of securities;
o    May not purchase securities on margin;
o    May not deal in real estate;
o    May not act as an underwriter of securities issued by others;
o May not purchase from or sell to any officer, director or employee of the Corporation, the Advisor, SFSC or a subadvisor (or any of their officers or directors) any securities other than Fund shares;
o May not invest in oil, gas or other mineral exploration or development programs or leases;
o May not invest more than 5% of its net assets in warrants valued at the lower of cost or market, or more than 2% of its net assets in warrants that are not listed on either the New York Stock Exchange or the American Stock Exchange;
o    May not invest for the purposes of exercising control or management;
o    May not make short sales of securities.

o Must invest at least 80% of its net assets in tax-exempt New York obligations;
o    May not invest in illiquid securities; and
o    May not invest in restricted securities.


The Short Maturity Government Fund:

o    Seeks high current income and limited fluctuations in current value;

o May not borrow except from banks in an amount up to 5% of a Fund's total assets for temporary or emergency purposes or to meet redemption requests that might otherwise require the untimely disposition of securities;
o    May not purchase securities on margin;
o    May not deal in real estate;
o    May not act as an underwriter of securities issued by others;
o May not purchase from or sell to any officer, director or employee of the Corporation, the Advisor, SFSC or a subadvisor (or any of their officers or directors) any securities other than Fund shares;
o May not invest in oil, gas or other mineral exploration or development programs or leases;
o May not invest more than 5% of its net assets in warrants valued at the lower of cost or market, or more than 2% of its net assets in warrants that are not listed on either the New York Stock Exchange or the American Stock Exchange;
o    May not invest for the purposes of exercising control or management;
o    May not make short sales of securities.

o    Must meet the diversification requirements under the 1940 Act;
o    May not invest in restricted securities; and
o    May not invest in illiquid securities.


The Small Company Fund:

o    Seeks growth of capital;

o May not borrow except from banks in an amount up to 5% of a Fund's total assets for temporary or emergency purposes or to meet redemption requests that might otherwise require the untimely disposition of securities;
o    May not purchase securities on margin;
o    May not deal in real estate;
o    May not act as an underwriter of securities issued by others;
o May not purchase from or sell to any officer, director or employee of the Corporation, the Advisor, SFSC or a subadvisor (or any of their officers or directors) any securities other than Fund shares;
o May not invest in oil, gas or other mineral exploration or development programs or leases;
o May not invest more than 5% of its net assets in warrants valued at the lower of cost or market, or more than 2% of its net assets in warrants that are not listed on either the New York Stock Exchange or the American Stock Exchange;
o    May not invest for the purposes of exercising control or management;
o    May not make short sales of securities.

o May not invest more than 25% of its assets in securities of companies within a single industry;

o    Must meet the diversification requirements under the 1940 Act;
o    May not invest in restricted securities
o May not invest more than 5% of its assets in a single issuer other than securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, including mortgage-backed securities; and
o    May not invest in illiquid securities.


The Tax Free Income Fund:

o Seeks high current income exempt from federal personal income tax while seeking to control risk;

o May not borrow except from banks in an amount up to 5% of a Fund's total assets for temporary or emergency purposes or to meet redemption requests that might otherwise require the untimely disposition of securities;
o    May not purchase securities on margin;
o    May not deal in real estate;
o    May not act as an underwriter of securities issued by others;
o May not purchase from or sell to any officer, director or employee of the Corporation, the Advisor, SFSC or a subadvisor (or any of their officers or directors) any securities other than Fund shares;
o May not invest in oil, gas or other mineral exploration or development programs or leases;
o May not invest more than 5% of its net assets in warrants valued at the lower of cost or market, or more than 2% of its net assets in warrants that are not listed on either the New York Stock Exchange or the American Stock Exchange;
o    May not invest for the purposes of exercising control or management;
o    May not make short sales of securities.

o    Invests at least 80% of its net assets in securities of municipal issuers;
o    Must meet the diversification requirements under the 1940 Act;
o    May not invest in restricted securities;
o May not invest more than 25% of its assets in securities of companies within a single industry; and
o    May not invest in illiquid securities.


The U.S. Treasury Money Market Fund:

o Seeks as high a level of current income as is consistent with stable principal values;

o May not borrow except from banks in an amount up to 5% of a Fund's total assets for temporary or emergency purposes or to meet redemption requests that might otherwise require the untimely disposition of securities;
o    May not purchase securities on margin;
o    May not deal in real estate;
o    May not act as an underwriter of securities issued by others;
o May not purchase from or sell to any officer, director or employee of the Corporation, the Advisor, SFSC or a subadvisor (or any of their officers or directors) any securities other than Fund shares;
o May not invest in oil, gas or other mineral exploration or development programs or leases;
o May not invest more than 5% of its net assets in warrants valued at the lower of cost or market, or more than 2% of its net assets in warrants that are not listed on either the New York Stock Exchange or the American Stock Exchange;
o    May not invest for the purposes of exercising control or management;
o    May not make short sales of securities.

o    May not invest in restricted securities
o    Must meet the diversification requirements of Rule 2a-7 under the 1940 Act.

This Proposal clarifies that the investment policy that restricts a Fund from investing more than 5% in a single issuer does not apply to the Government Securities, New York Tax-Free Income, Short Maturity Government, Tax-Free Income or U.S. Treasury Money Market Funds, and that it does not apply to securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, including mortgage-backed securities ("government and/or municipal securities"). Because government and/or municipal securities are the primary investments of these Funds, such an investment policy has no substantive impact on this Fund's investment strategies. This Proposal 4 also clarifies that the investment policy restricting a Fund from investing more than 25% of its assets in a particular industry also does not apply to the Government Securities, Short- Maturity Government or U.S. Treasury Money Market Funds, similarly because this Fund primarily invests in U.S. government securities.

Proposal 4g: To adopt a fundamental policy for the Capital Opportunity Fund that it may not borrow except from banks in an amount up to 5% of a Fund's total assets for temporary or emergency purposes or to meet redemption requests that might otherwise require the untimely disposition of securities.

The investment policy that restricts a Fund from borrowing except from banks in an amount up to 5% of a Fund's total assets for temporary or emergency purposes or to meet redemption requests that might otherwise require the untimely disposition of securities is currently a non-fundamental investment policy for the Capital Opportunity Fund. If proposal 4g is approved, it would become a fundamental investment policy for this Fund. This means that the policy could not be changed without appropriate shareholder approval Characterizing this policy as fundamental would be consistent with the characterization of this investment policy with respect to the other Funds.

Required Vote

Approval of each Proposal 4a-4g requires the affirmative vote of the lesser of
(1) 67% of Fund shares present at the Meeting if more than 50% of the outstanding shares of the Fund are present in person or by proxy or (2) more than 50% of the outstanding shares of the Fund. Each Proposal 4a-4g is independent of the other. Any Fund that does not approve an applicable Proposal 4a-4g will continue to be subject to its current investment policies. However, the investment policies described in Proposal 4f are not materially different than the investment policies to which the Funds are currently subject. In addition, the investment policies described in the Bylaws 46-48 and 51 will be repealed for all Funds if Proposal 3 is approved, as described above.

The persons named in the accompanying proxy card intend, in the absence of contrary instructions, to vote all proxies "FOR" the approval of the proposed amendment to the advisory agreement. Shareholders may vote "FOR" or "AGAINST" the approval of the agreement, or may "ABSTAIN" from voting on this Proposal. If you return your proxy card and give no voting instructions, your shares will be voted "FOR" the approval of the proposed advisory agreement. Abstentions and broker non-votes are counted as shares that are present for purposes of determining quorum, but unvoted. Therefore, abstentions and broker non-votes have the affect of a vote against the Proposal.

        The Board recommends that you vote "FOR" your Fund's fundamental investment policies.

                                  OTHER MATTERS

The Board knows of no other matters that may come before the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named as proxies on the enclosed proxy card to vote the shares represented by such proxies in accordance with their discretion with respect to such matters.

If sufficient votes in favor of a Proposal set forth in the Notice of the Meeting are not received by the time scheduled for the Meeting, the affirmative vote of a majority of votes cast at the Meeting and entitled to vote at the Meeting, whether or not sufficient to constitute a quorum, may adjourn the Meeting without further notice to a date not more than 120 days after the Record Date for the Meeting. Any business that might have been transacted at the Meeting originally called may be transacted at any such reconvened session(s) of the Meeting at which a quorum is present. By returning the enclosed form of proxy, you are authorizing the persons named on the proxy to vote in their discretion on any matter that properly comes before the Meeting. Therefore, whether you instruct a vote for or against a Proposal or instruct the proxy to abstain from voting on a Proposal, those persons will be authorized and are expected to vote in favor of an adjournment if sufficient votes in favor of a Proposal are not received by the time scheduled for the Meeting.

                             ADDITIONAL INFORMATION

SASC, an affiliate of the Advisor, serves as each Fund's administrator and transfer agent. SFSC, also an affiliate of the Advisor, serves as each Fund's principal underwriter. Equity Services, Inc., Hornor, Townsend & Kent, Inc. and Janney Montgomery Scott, Inc., which are affiliates of the partners of the Advisor, receive a dealer reallowance equal to the entire sales charge on their sales of Fund shares. As a result, they may be considered underwriters of the Funds' shares. Equity Services, Inc., SASC and SFSC are principally located at One National Life Drive, Montpelier, VT 05604. Hornor, Townsend & Kent, Inc. and Janney Montgomery Scott, Inc. are principally located at 600 Dresher Road, Horsham PA 19044 .

Independent Registered Public Accounting Firm

PwC serves as the independent registered accounting firm for each Fund. PwC has informed the Funds that it has no material direct or indirect financial interest in the Funds.

The following table sets forth the aggregate fees paid to the PwC for the Corporation's most recent fiscal year ended for professional services rendered for: (i) the audit of the Corporation's annual financial statements included in the Corporations reports to shareholders; (ii) all other audit-related services provided to the Corporation; and (iii) all other non-audit services provided to Corporation, the Advisor and entities controlling, controlled by or under common control with the Advisor that provide services to the Corporation. For Corporation's most recent fiscal year, PwC did not render any professional services for financial information systems design and implementation services to the Fund, the Advisor or entities controlling, controlled by or under common control with the Advisor that provide services to the Corporation.

The Audit Committee has determined that the provision of audit-related services and the provision of non-audit services are compatible with maintaining the independence of PwC. Representatives of PwC are expected to be present at each meeting and will have an opportunity to make a statement if they so desire and to respond to questions from shareholders.

      Audit Fees        Audit-Related Fees          Tax Fees   All Other Fees  Fiscal Year
        $275,000                   $11,100           $55,250           $9,000            2004
         238,000                    11,810            49,600            6,000            2003

The Audit Committee is required to preapprove audit and non-audit services performed for the Funds by PwC in order to ensure that the provision of such services does not impair PwC's independence. The Audit Committee also is required to preapprove certain non-audit services performed by PwC for the Advisor and certain affiliates if the services relate directly to the operations and financial reporting of the Funds. The Audit Committee is not required to preapprove services for which preapproval is not required by applicable law, including de minimis and grandfathered services.

Share Ownership

The following table sets forth information regarding the beneficial ownership of each Fund's outstanding shares as of the Record Date by (i) the Directors and executive officers of the Corporation, (ii) the Directors and executive officers of the Corporation as a group and (iii) persons who are known by the Corporation to beneficially own more than 5% of a Fund's outstanding shares. Directors deemed to be "interested persons" of the Funds for purposes of the 1940 Act are indicated by an asterisk (*).

Householding

One proxy statement may be delivered to multiple shareholders at the same address unless you request otherwise. You may request that we do not household proxy statements and/or obtain additional copies of the proxy statement by calling 1-800-282-3863 or writing to Sentinel Funds, One National Life Drive, Montpelier, VT 05604.

Shareholder Communications

Shareholders can write to the Funds or the Board at Sentinel Funds, One National Life Drive, Montpelier, VT 05604. They can also send confidential communications to the Funds' Chief Compliance Officer at www.sentinelfunds.com.

                     FUTURE MEETINGS; SHAREHOLDER PROPOSALS

The Corporation is generally not required to hold annual meetings of shareholders and each Fund generally does not hold a meeting of shareholders in any year unless certain specified shareholder actions such as election of directors or approval of a new advisory agreement are required to be taken under the 1940 Act. By observing this policy, each

Fund seeks to avoid the expenses customarily incurred in the preparation of proxy material and the holding of shareholder meetings, as well as the related expenditure of personnel time.

In any year in which an annual meeting of shareholders is held, for nominations or other business to be properly brought before that meeting by a shareholder, the shareholder must give written notice of the nomination or proposal in writing to the Secretary of the Corporation at the Corporation's principal executive office not earlier than the 150th day before the anniversary of the date of mailing of the notice for the preceding annual meeting and no later than 5:00 p.m., Eastern Time, on the 120th day before the anniversary of the date of mailing of the notice for the preceding annual meeting. However, in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the anniversary of the date of the preceding annual meeting, notice by the shareholder to be timely must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, or the later of the 120th day prior to the date of such annual meeting or the end of the day following the day on which public announcement of the date of such meeting is first made. The mere submission of a proposal by a shareholder does not guarantee that such proposal will be included in the proxy statement because the shareholder must comply with certain rules under the Federal securities laws and the Corporation's Bylaws before inclusion of the proposal is required.

By Order of the Board of Directors,

Kerry A. Jung
Secretary

Montpelier, VT
October 12, 2005

                                    Exhibit A
                               Form of Amendments

The Investment Advisory Agreement by and between Sentinel Group Funds, Inc. and Sentinel Advisors Company dated March 1, 1993 ("Agreement") is hereby amended as of _____________, 2005 to delete Paragraph 3 "Compensation of Advisors" and replace it with the following:

"3.      Compensation of Advisor

         As compensation in full for services rendered under this Agreement, Funds will pay to Advisor a monthly fee determined as follows:

Fund                                 Fee
Balanced                             0.55% per annum on the first $200 million
                                     of its average daily net assets; 0.50% per
                                     annum on the next $200 million of such
                                     assets; 0.45% per annum on the next $600
                                     million of such assets; 0.40% per annum on
                                     the next $1 billion of such assets; and
                                     0.35% per annum on such assets over $2
                                     billion

Common Stock                         0.70% per annum on the first $500 million
                                     of the Fund's average daily net assets;
                                     0.65% per annum on the next $300 million of
                                     such assets; 0.60% per annum on the next
                                     $200 million of such assets; 0.50% per
                                     annum on the next $1 billion of such
                                     assets; and 0.40% of such assets over $2
                                     billion

Government Securities(1)             0.55% per annum on the first $200 million
                                     of the Fund's average daily net assets;
                                     0.50% per annum on the next $200 million of
                                     such assets; 0.45% per annum on the next
                                     $600 million of such assets; 0.40% per
                                     annum on the next $1 billion of such
                                     assets; and 0.35% on such assets in excess
                                     of $ 2 billion

International Equity                 0.70% per annum on the first $500 million
                                     of the Fund's average daily net assets;
                                     0.65% per annum on the next $300 million of
                                     such assets; 0.60% per annum on the next
                                     $200 million of such assets; 0.50% per
                                     annum on the next $1 billion of such
                                     assets; and 0.40% of such assets over $2
                                     billion

Mid Cap Growth                       0.70% per annum on the first $500 million
                                     of the Fund's average daily net assets;
                                     0.65% per annum on the next $300 million of
                                     such assets; 0.60% per annum on the next
                                     $200 million of such assets; 0.50% per
                                     annum on the next $1 billion of such
                                     assets; and 0.40% of such assets over $2
                                     billion

New York Tax-Free Income(1)          0.55% per annum on the first $200 million
                                     of the Fund's average daily net assets;
                                     0.50% per annum on the next $200 million of
                                     such assets; and 0.45% per annum on such
                                     assets in excess of $400 million

Short Maturity Government(1)         0.55% per annum on the first $200 million
                                     of the Fund's average daily net assets;
                                     0.50% per annum on the next $200 million of
                                     such assets; 0.45% per annum on the next
                                     $600 million of such assets; 0.40% per
                                     annum on the next $1 billion of such
                                     assets; and 0.35% on such assets in excess
                                     of $ 2 billion

Fund                                 Fee
Small Company                        0.70% per annum on the first $500 million
                                     of the Fund's average daily net assets;
                                     0.65% per annum on the next $300 million of
                                     such assets; 0.60% per annum on the next
                                     $200 million of such assets; 0.50% per
                                     annum on the next $1 billion of such
                                     assets; and 0.40% of such assets over $2
                                     billion

Tax-Free Income(1)                   0.55% per annum on the first $200 million
                                     of the Fund's average daily net assets;
                                     0.50% per annum on the next $200 million of
                                     such assets; and 0.45% per annum on such
                                     assets in excess of $400 million

U.S. Treasury Money Market           0.40% per annum on the first $300 million
                                     of the Fund's average daily net assets; and
                                     0.35% per annum on such assets in excess of
                                     $300 million


(1) When determining the breakpoint for the advisory fee for the Government Securities Fund, its assets are aggregated with the Short Maturity Fund. In determining the breakpoint for the advisory fee for the New York Tax-Free Income Fund, its assets are aggregated with the Government Securities, Short Maturity Government and Tax-Free Income Funds. In determining the breakpoint for the advisory fee for the Short Maturity Government Fund, its assets are aggregated with the Government Securities Fund. In determining the breakpoint for the advisory fee for the Tax-Free Income Fund, its assets are aggregated with the Government Securities, New York Tax-Free Income and Short Maturity Government Funds.

The amounts payable to Advisor shall be based upon the value of the net assets as of the close of business each day. Such amounts shall be prorated among the several classes of shares of Funds in proportion to their respective daily net asset values and shall be paid monthly."

The parties have executed this Amendment to the Agreement effective as of the date first set forth above.

SENTINEL GROUP FUNDS, INC.                    SENTINEL ADVISORS COMPANY


----------------------------                  --------------------------------
Signature                                     Signature

----------------------------                  --------------------------------
Name and Title                                Name and Title

The Investment Advisory Agreement by and between Sentinel Group Funds, Inc. and Sentinel Advisors Company dated June 1, 1997 relating to the High Yield Bond Fund ("Agreement") is hereby amended as of ______________, 2005 to delete Paragraph 3 "Compensation of Advisors" and replace it with the following:

"3.      Compensation of Advisor

         As compensation in full for services rendered under this Agreement, the Fund will pay to Advisor a monthly fee determined as follows:

         0.70% per annum on the first $500 million of the Fund's average daily net assets;
         0.65% per annum on the next $300 million of such assets;
         0.60% per annum on the next $200 million of such assets;
         0.50% per annum on the next $1 billion of such assets; and 0.40% of such assets over $2 billion.

The amounts payable to Advisor shall be based upon the value of the net assets as of the close of business each day. Such amounts shall be prorated among the several classes of shares of the Fund in proportion to their respective daily net asset values and shall be paid monthly."

The parties have executed this Amendment to the Agreement effective as of the date first set forth above.

SENTINEL GROUP FUNDS, INC.                    SENTINEL ADVISORS COMPANY


----------------------------                  --------------------------------
Signature                                     Signature

----------------------------                  --------------------------------
Name and Title                                Name and Title

                                    EXHIBIT B
                      Articles of Amendment and Restatement

            1. Sentinel Group Funds, Inc., a Maryland corporation
("Corporation"), desires to amend and restate its charter as currently in effect and as hereinafter amended.

            2. The following provisions are all the provisions of the charter currently in effect and as hereinafter amended:


     FIRST: (1) The name and post office address of the incorporator is Harold
X. Schreder, 125 Maiden Lane, New York, New York 10038.

            (2) The said incorporator is at least 21 years old.

            (3) The said incorporator is forming the corporation named in these Articles of Incorporation under the general laws of the State of Maryland.

     SECOND: The name of the corporation (hereinafter called the "Corporation") is Sentinel Group Funds, Inc.

     THIRD: (1) The purposes for which the Corporation is formed are to conduct, operate and carry on the business of an investment company.

            (2) The Corporation may engage in any other business and shall have all powers conferred upon or permitted to corporations by the Maryland General Corporation Law.

     FOURTH: The post office address of the principal office of the Corporation within the State of Maryland is 11 East Chase Street, Baltimore, Maryland 21202, in care of The Prentice-Hall Corporation System, Maryland. The resident agent of the Corporation in the State of Maryland is The Prentice-Hall Corporation System, Maryland, 11 East Chase Street, Baltimore, Maryland 21202, a Maryland corporation.

     FIFTH: (1) The Corporation is authorized to issue two billion (2,000,000,000) shares, all of which shall be Common Stock. $.001 par value per share ("Common Stock"), and having an aggregate par value of twenty million dollars ($20,000,000), of which one billion nine hundred million (1,900,000,000) shares are classified and designated as follows:

     Class A                                                  Number of Shares Allocated
     ------                                                   --------------------------
     Sentinel Balanced Fund                                        40,000,000
     Sentinel Capital Markets Income Fund                          20,000,000
     Sentinel Capital Opportunity Fund                             40,000,000
     Sentinel Common Stock Fund                                    75,000,000
     Sentinel Government Securities Fund                           90,000,000
     Sentinel High Yield Bond Fund                                 20,000,000
     Sentinel International Equity Fund                            15,000,000
     Sentinel Mid Cap Growth Fund                                  45,000,000
     Sentinel New York Tax-Free Income Fund                        20,000,000
     Sentinel Short Maturity Government Securities Fund            70,000,000
     Sentinel Small Company Fund                                   160,000,000
     Sentinel Tax-Free Income Fund                                 25,000,000
     Sentinel U.S. Treasury Money Market Fund                      750,000,000

     Class B                                                  Number of Shares Allocated
     -------                                                  --------------------------
     Sentinel Balanced Fund                                        20,000,000
     Sentinel Capital Markets Income Fund                          10,000,000
     Sentinel Capital Opportunity Fund                             40,000,000
     Sentinel Common Stock Fund                                    20,000,000
     Sentinel High Yield Bond Fund                                 20,000,000
     Sentinel International Equity Fund                            20,000,000
     Sentinel Mid Cap Growth Fund                                  20,000,000
     Sentinel Small Company Fund                                   40,000,000
     Sentinel Tax-Free Income Fund                                 20,000,000
     Sentinel U.S. Treasury Money Market Fund                      100,000,000

     Class C                                                  Number of Shares Allocated
     -------                                                  --------------------------
     Sentinel Balanced Fund                                        10,000,000
     Sentinel Capital Opportunity Fund                             40,000,000
     Sentinel Common Stock Fund                                    10,000,000
     Sentinel High Yield Bond Fund                                 10,000,000
     Sentinel International Equity Fund                            10,000,000
     Sentinel Mid Cap Growth Fund                                  30,000,000
     Sentinel Small Company Fund                                   40,000,000

     Class D                                                  Number of Shares Allocated
     -------                                                  --------------------------
     Sentinel Balanced Fund                                        20,000,000

     Class S                                                  Number of Shares Allocated
     -------                                                  --------------------------
     Sentinel Short Maturity Government Securities Fund            50,000,000

Any portfolio hereafter established is referred to herein as a "Series." The Class A Common Stock of a Series, the Class B Common Stock of a Series, the Class C Common Stock of a Series, the Class D Common Stock of a Series, the Class S Common Stock of a Series and any Class of a Series hereafter established are each referred to herein as a "Class." If shares of one Series or Class of stock are classified or reclassified into shares of another Series or Class of stock pursuant to this Article FIFTH, paragraph (2), the number of authorized shares of the former Series or Class shall be automatically decreased and the number of shares of the latter Series or Class shall be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all Series and Classes that the Corporation has authority to issue shall not be more than the total number of shares of stock set forth in the first sentence of this Article FIFTH, paragraph
(1).

            (2) The Board of Directors may classify any unissued shares of Common Stock from time to time in one or more Series or Classes of stock. The Board of Directors may reclassify any previously classified but unissued shares of any Series or Class of stock from time to time in one or more Series or Class of stock. Prior to issuance of classified or reclassified shares of any Series of Class, the Board of Directors by resolution shall: (a) designate that Series or Class to distinguish it from all other Series or Classes of stock of the Corporation; (b) specify the number of shares to be included in the Series or Class; (c) set or change, subject to the express terms of any Series or Class of stock of the Corporation outstanding at the time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each Series or Class; and (d) cause the Corporation to file articles supplementary with the State Department of Assessments and Taxation of Maryland ("SDAT"). Any of the terms of any Series or Class of stock set or changed pursuant to clause
(c) of this paragraph (2) may be made dependent upon facts or events ascertainable outside the charter of the Corporation (the "Charter"), including determinations by the Board of Directors or other facts or events within the control of the Corporation, and may vary among holders thereof, provided that the manner in which such facts, events or variations shall operate upon the terms of such Series or Class of stock is clearly and expressly set forth in the articles supplementary or other charter document filed with the SDAT.

            (3) As more fully set forth hereafter, the assets and liabilities and the income and expenses of each Series or Class of the Corporation's stock shall be determined separately from those of each other Series or Class of the Corporation's stock and, accordingly, the net asset value, the dividends and distributions payable to holders, and the amounts distributable in the event of liquidation or dissolution of the Corporation to holders of shares of the Corporation's stock may vary from Series to Series or Class to Class. In the event that there are any assets, income earnings, profits or proceeds which are not readily identifiable as belonging to any particular series (collectively, "General Assets"), such General Assets shall be allocated by or under the direction of the Board of Directors to and among one or more Series and Classes in such a manner and on such basis as the Board of Directors in its sole discretion shall determine.

            (4) Except as otherwise provided herein, all consideration received by the Corporation for the issuance or sale of shares of a Series or Class of the Corporation's stock, together with all funds derived from any investment and reinvestment thereof and any General Assets allocated to such Series or Class, shall irrevocably belong to that Series or Class for all purposes, subject only to any automatic conversion of one Series or Class of stock into another, as hereinafter provided for, and to the rights of creditors of such Series or Class, and shall be so recorded upon the books of account of the Corporation, and are herein referred to as "assets belonging to" such Series or Class.

            (5) The assets belonging to each Series or Class shall be charged with the debts, liabilities, obligations and expenses incurred or contracted for or otherwise existing with respect to such Series or Class and with such Series' or Class' share of the general liabilities of the Corporation, in the latter case in the proportion that the net asset value of such Series or Class bears to the net asset value of all Series and Classes or as otherwise determined by the Board of Directors in accordance with applicable law. The determination of the Board of Directors shall be conclusive as to the allocation of debts, liabilities, obligations and expenses, including accrued expenses and reserves, to a Series or Class. The debts, liabilities, obligations and expenses incurred or contracted for or otherwise existing with respect to a Series or Class are enforceable with respect to that Series or Class only and not against the assets of the Corporation generally or any other Series or Class of stock of the Corporation.

            (6) The assets attributable to the Classes of a Series shall be invested in the same investment portfolio of the Corporation, and notwithstanding the foregoing provisions of paragraphs (4) and (5) of this Article FIFTH, the allocation of investment income and realized and unrealized capital gains and losses and expenses and liabilities of the Corporation and of any Series among the Classes of Common Stock of each Series shall be determined by the Board of Directors in a manner that is consistent with the Investment Company Act of 1940, the rules and regulations thereunder, and the interpretations thereof, in each case as from time to time amended, modified or superseded (the "Investment Company Act"). The determination of the Board of Directors shall be conclusive as to the allocation of investment income and realized and unrealized capital gains and losses, expenses and liabilities, including accrued expenses and reserves, and assets to one or more particular Series or Classes.

            (7) Shares of each Class of stock shall be entitled to such dividends or distributions, in cash, property or additional shares of stock or the same or another Series or Class, as may be authorized from time to time by the Board of Directors (by resolution adopted from time to time, or pursuant to a standing resolution or resolutions adopted only once or with such frequency as the Board of Directors may determine, after providing that such dividend or distribution shall not violate Section 2-311 of the Maryland General Corporation
Law) and declared by the Corporation with respect to such Class. The nature of in-kind property distributions may vary among the holders of a Class or Series, provided that the amount of the distribution per share, as determined by the Board of Directors, shall be equivalent for all holders of such Class or Series. Specifically, and without limiting the generality of the foregoing, the dividends and distributions of investment income and capital gains with respect to the different Series and with respect to the Class may vary with respect to each such Series and Class to reflect differing allocations of the expenses of the Corporation and the Series among the holders of such Classes and any resultant differences between the net asset values per share of such Classes, to such extent and for such purposes as the Board of Directors may deem appropriate.

            (8) Except as provided below, on each matter submitted to a vote of the stockholders, each holder of stock shall be entitled to one vote (1) for each share standing in such stockholder's name on the books of the Corporation or (2) if approved by the Board of Directors and pursuant to the issuance of an exemptive order from the Securities and Exchange Commission, for each dollar of net asset value per share of a Class or Series, as applicable. Subject to any applicable requirements of the Investment Company Act, or other applicable law, all holders of shares of stock shall vote as a single class except with respect to any matter which the Board of Directors shall have determined affects only one or more (but less than all) Series or Classes of stock, in which case only the holders of shares of the Series or Classes affected shall be entitled to vote. Without limiting the generality of the foregoing, and subject to any applicable requirements of the Investment Company Act, or other applicable law, the holders of each of the Class of each Series shall have, respectively, with respect to any matter submitted to a vote of stockholders (i) exclusive voting rights with respect to any such matter that only affects the Series or Class of

Common Stock of which they are holders, including, without limitation, the provisions of any distribution plan adopted by the Corporation pursuant to Rule 12b-1 under the Investment Company Act (a "Plan") with respect to the Class of which they are holders and (ii) no voting rights with respect to the provisions of any Plan that affects one or more of such other Classes of Common Stock, but not the Class of which they are holders, or with respect to any other matter that does not affect the Class of Common Stock of which they are holders.

            (9) In the event of the liquidation or dissolution of the Corporation, stockholders of each Class of the Corporation's stock shall be entitled to receive, as a Class, out of the assets of the Corporation available for distribution to stockholders, but other than General Assets not attributable to any particular Class of stock, the assets attributable to the Class less the liabilities allocated to that Class; and the assets so distributable to the stockholders of any Class of stock shall be distributed among such stockholders in proportion to the number of shares of the Class held by them and recorded on the books of the Corporation. In the event that there are any General Assets not attributable to any particular Class of stock, and such assets are available for distribution, the distribution shall be made to the holders of all Classes of a Series in proportion to the net asset value of the respective Classes or as otherwise determined by the Board of Directors.

            (10) (a) Each holder of stock may require the Corporation to redeem all or any shares of the stock owned by that holder, upon request to the Corporation or its designated agent, at the net asset value of the shares of stock next determined following receipt of the request in a form approved by the Corporation and accompanied by surrender of the certificate or certificates for the shares, if any, less the amount of any applicable redemption charge, deferred sales charge, redemption fee or other amount imposed by the Board of Directors (to the extent consistent with applicable law). The Board of Directors may establish procedures for redemption of stock.

                 (b) The proceeds of the redemption of a share (including a fractional share) of any Class of capital stock of the Corporation shall be reduced by the amount of any contingent deferred sales charge, redemption fee or other amount payable on such redemption pursuant to the terms of issuance of such share.

                 (c) Subject to the requirements of the Investment Company Act, the Board of Directors may cause the Corporation to redeem at net asset value all or any proportion of the outstanding shares of any Series or Class from a holder (1) upon such conditions with respect to the maintenance of stockholder accounts of a minimum amount as may from time to time be established by the Board of Directors in its sole discretion or (2) upon such conditions established by the Board of Directors in its sole discretion, for any other purpose, including, without limitation, a reorganization pursuant to the Investment Company Act.

                 (d) Payment by the Corporation for shares of stock of the Corporation surrendered to it for redemption shall be made by the Corporation within seven days of such surrender out of the funds legally available therefor, provided that the Corporation may suspend the right of the stockholders to redeem shares of stock and may postpone the right of those holders to receive payment for any shares when permitted or required to do so by applicable statutes or regulations. Payment of the aggregate price of shares surrendered for redemption may be made in cash or, at the option of the Corporation, wholly or partly in such portfolio securities of the Corporation as the Corporation shall select.

                 (e) Subject to the following sentence, shares of stock of any Series and Class of the Corporation which have been redeemed or otherwise acquired by the Corporation shall constitute authorized but unissued shares of stock of such Series and Class. In connection with a liquidation or reorganization of any Series or Class in which all of the outstanding shares of such Series or Class are redeemed by the Corporation, upon any such redemption all such shares and all authorized but unissued shares of the applicable Series or Class shall automatically be returned to the status of authorized but unissued shares of Common Stock, without further designation as to Series or Class.

            (11) At such times as may be determined by the Board of Directors (or with the authorization of the Board of Directors, by the officers of the Corporation) in accordance with the Investment Company Act and applicable rules and regulations of the National Association of Securities Dealers, Inc. and from time to time reflected in the registration statement of the Corporation (the "Corporation's Registration Statement"), shares of a particular Series or Class of stock of the Corporation or certain shares of a particular Class of stock of any Series of the Corporation may be automatically converted into shares of another Class of stock of such Series of the

Corporation based on the relative net asset values of such Classes at the time of conversion, subject, however, to any conditions of conversion that may be imposed by the Board of Directors (or with the authorization of the Board of Directors, by the officers of the Corporation) and reflected in the Corporation's Registration Statement. The terms and conditions of such conversion may vary within and among the Classes to the extent determined by the Board of Directors (or with the authorization of the Board of Directors, by the officers of the Corporation) and set forth in the Corporation's Registration Statement.

            (12) Pursuant to Article Seventh, paragraph (1)(d), upon a determination of the Board of Directors that the net asset value per share of a Class shall remain constant, the Corporation shall be entitled to declare and pay and/or credit as dividends daily the net income (which may include or give effect to realized and unrealized gains and losses, as determined in accordance with the Corporation's accounting and portfolio valuation policies) of the Corporation attributable to the assets attributable to that Class. If the amount so determined for any day is negative, the Corporation shall be entitled, without the payment of monetary compensation but in consideration of the interest of the Corporation and its stockholders in maintaining a constant net asset value per share of that Class, to redeem pro rata from all the holders of record of shares of that class at the time of such redemption (in proportion to their respective holdings thereof) sufficient outstanding shares of that Class, or fractions thereof, as shall permit the net asset value per share of that Class to remain constant.

            (13) The Corporation may issue shares of stock in fractional denominations to the same extent as its whole shares, and shares in fractional denominations shall be shares of stock having proportionately to the respective fractions represented thereby all the rights of whole shares, including, without limitation, the right to vote, the right to receive dividends and distributions, and the right to participate upon liquidation of the Corporation, but excluding any right to receive a stock certificate representing fractional shares.

            (14) No stockholder shall be entitled to any preemptive right other than as the Board of Directors may establish.

     SIXTH: The number of directors of the Corporation shall be as many as the Board of Directors may determine but not less than three. The names of the individuals who shall serve as directors of the Corporation until the next annual meeting of stockholders and until their successors are duly elected and qualify are:

                           John D. Feerick
                           Richard I. Johannesen
                           Thomas H. MacLeay
                           Deborah G. Miller
                           John Raisian
                           Keniston P. Merrill
                           Nancy L. Rose
                           Richard H. Showalter
                           Susan M. Sterne
                           Christian W. Thwaites
                           Angela E. Vallot

     SEVENTH: The following provisions are inserted for the purpose of defining, limiting and regulating the powers of the Corporation and of the Board of Directors and stockholders.

            (1) In addition to its other powers explicitly or implicitly granted under the Charter, by law or otherwise, the Board of Directors of the
Corporation:

                 (a) has the exclusive power to make, alter, amend or repeal the Bylaws of the Corporation;

                 (b) subject to applicable law, may from time to time determine whether, to what extent, at what times and places, and under what conditions and regulations the accounts and books of the Corporation, or any of them, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account, book or document of the Corporation except as conferred by statute or as authorized by the Board of Directors of the Corporation;

                 (c) is empowered to authorize, without stockholder approval, the issuance and sale from time to time of shares of stock of any Series or Class of the Corporation whether now or hereafter authorized and securities convertible into shares of stock of the Corporation of any Series or Class, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable;

                 (d) is authorized to adopt procedures for determination of and to maintain constant the net asset value of shares of any Class or Series of the Corporation's stock.

            (2) Notwithstanding any provision of the Maryland General Corporation Law requiring a greater proportion than a majority of the votes entitled to be cast by holders of shares of all Series or Classes, or any Series or Class, of the Corporation's stock in order to take or authorize any action, any such action may be taken or authorized upon the concurrence of holders of shares entitled to cast a majority of the aggregate number of votes entitled to be cast thereon, subject to any applicable requirements of the Investment Company Act.

            (3) The presence in person or by proxy of the holders of shares entitled to cast one-third of the votes entitled to be cast (without regard to Series or Class) shall constitute a quorum at any meeting of the stockholders, except with respect to any matter which, under applicable statutes, regulatory requirements or the Charter, requires approval by a separate vote of one or more Series or Classes of stock, in which case the presence in person or by proxy of the holders of shares entitled to cast one-third of the votes entitled to be cast by holders of shares of each Series or Class entitled to vote as a Series or Class on the matter shall constitute a quorum.

            (4) Any determination made in good faith by or pursuant to the direction of the Board of Directors, as to the amount of the assets, debts, obligations, or liabilities of the Corporation, as to the amount of any reserves or charges set up and the propriety thereof, as to the time of or purpose for creating such reserves or charges, as to the use, alteration or cancellation of any reserves or charges (whether or not any debt, obligation, or liability for which such reserves or charges shall have been created shall be then or thereafter required to be paid or discharged), as to the value of or the method of valuing any investment owned or held by the Corporation, as to market value or fair value of any investment or fair value of any other asset of the Corporation, as to the allocation of any asset of the Corporation to a particular Class or Classes of the Corporation's stock, as to the charging of any liability of the Corporation to a particular Class or Classes of the Corporation's stock, as to the number of shares of the Corporation outstanding, as to the estimated expense to the Corporation in connection with purchases of its shares, as to the ability to liquidate investments in orderly fashion, or as to any other matters relating to the issue, sale, redemption or other acquisition or disposition of investments or shares of the Corporation, shall be final and conclusive and shall be binding upon the Corporation and all holders of its shares, past, present and future, and shares of the Corporation are issued and sold on the condition and understanding that any and all such determinations shall be binding as aforesaid.

     EIGHTH: (1) To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no present or former director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages.

            (2) The Corporation shall have the power, to the maximum extent permitted by Maryland law in effect from time to time, to obligate itself to indemnify, and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (a) any individual who is a present or former director or officer of the Corporation or (b) any individual who, while a director of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former director or officer of the Corporation. The Corporation shall have the power, with the approval of the Board of Directors, to provide such indemnification and advancement of expenses to a person who served a predecessor of the Corporation in any of the capacities described in
(a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation.

            (3) The provisions of this Article EIGHTH shall be subject to the limitations of the Investment Company Act.

            (4) Neither the amendment nor repeal of this Article EIGHTH, nor the adoption or amendment of any other provision of the Charter or Bylaws inconsistent with this Article EIGHTH, shall apply to or affect in any respect the applicability of the preceding sections of this Article EIGHTH with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

     NINTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in its Charter in the manner now or hereafter prescribed by the laws of the State of Maryland, including any amendment which alters the contract rights, as expressly set forth in the Charter, of any outstanding stock, and all rights conferred upon stockholders herein are granted subject to this reservation.

            (1) The amendment and restatement of the Charter as hereinabove set forth have been duly advised by the Board of Directors and approved by the stockholders of the Corporation as required by law.

            (2) The current address of the principal office of the Corporation is as set forth in Article Fourth of the foregoing amendment and restatement of the Charter.

            (3) The name and address of the Corporation's current resident agent is as set forth in Article Fourth of the foregoing amendment and restatement of the Charter.

            (4) The number of directors of the Corporation and the names of those currently in office are as set forth in Article Sixth of the foregoing amendment and restatement of the Charter.

            (5) The total number of shares of stock which the Corporation has authority to issue is not changed by the foregoing amendment and restatement of the Charter.

            The undersigned President acknowledges these Articles of Amendment and Restatement to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned President acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

            IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment and Restatement to be signed in its name and on its behalf by its President and attested to by its Secretary on this _____ day of ____________, 2005.

ATTEST:                                 SENTINEL GROUP FUNDS, INC.




_____________________________           By:_______________________________(SEAL)
Secretary                                  President

                                    EXHIBIT C
                           Amended and Restated Bylaws

                                     BYLAW I
                                     OFFICES

     SECTION 1. Principal Office. The principal office of the Corporation shall be in the City of Montpelier, State of Vermont.

     SECTION 2. Additional Offices. The Corporation may also have offices, either within or without the State of Maryland, at such other places as the Board of Directors may from time to time appoint or the business of the Corporation may require.

                                    BYLAW II
                            MEETINGS OF STOCKHOLDERS

     SECTION 1. Place. Subject to Section 3(b)(4) of this Bylaw 2, all meetings of stockholders shall be held at the principal executive office of the Corporation or at such other place as shall be set by the Board of Directors and stated in the notice of the meeting.

     SECTION 2. Annual Meeting. The Corporation shall not be required to hold an annual meeting of stockholders in any year in which the election of directors is not required to be acted upon under the Investment Company Act of 1940, as amended ("1940 Act"). In the event that the Corporation is required to hold a meeting of stockholders to elect directors under the 1940 Act, such meeting shall be designated the annual meeting of stockholders for that year and shall be held on a date and at the time set by the Board of Directors in accordance with the Maryland General Corporation Law. An annual meeting of stockholders called for any other reason shall be held on a date and at the time set by the Board of Directors during the month of May.

     SECTION 3. Special Meetings.

          (a) General. The chairman of the board, president, chief executive officer or Board of Directors may call a special meeting of the stockholders. Subject to subsection (b) of this Section 3, a special meeting of stockholders shall also be called by the secretary of the Corporation upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

          (b) Stockholder Requested Meetings.

              (1) Any stockholder of record seeking to have stockholders request a special meeting shall, by sending written notice to the secretary (the "Record Date Request Notice") by registered mail, return receipt requested, request the Board of Directors to fix a record date to determine the stockholders entitled to request a special meeting (the "Request Record Date"). The Record Date Request Notice shall set forth the purpose of the meeting and the matters proposed to be acted on at it, shall be signed by one or more stockholders of record as of the date of signature (or their agents duly authorized in a writing accompanying the Record Date Request Notice), shall bear the date of signature of each such stockholder (or such agent) and shall set forth all information relating to each such stockholder that must be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon receiving the Record Date Request Notice, the Board of Directors may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten days after the close of business on the date on which the resolution fixing the Request Record Date is adopted by the Board of Directors. If the Board of Directors, within ten days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date, the Request Record Date shall be the close of business on the tenth day after the first date on which the Record Date Request Notice is received by the secretary.

              (2) In order for any stockholder to request a special meeting, one or more written requests for a special meeting signed by stockholders of record (or their agents duly authorized in a writing accompanying the request) as of the Request Record Date entitled to cast not less than a majority (the "Special Meeting Percentage") of all of the votes entitled to be cast at such meeting (the "Special Meeting Request") shall be delivered to the secretary. In addition, the Special Meeting Request (a) shall set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to those lawful matters set forth in the Record Date Request Notice received by the secretary), (b) shall bear the date of signature of each such stockholder (or such agent) signing the Special Meeting Request,
(c) shall set forth the name and address, as they appear in the Corporation's books, of each stockholder signing such request (or on whose behalf the Special Meeting Request is signed) and the class, series and number of all shares of stock of the Corporation which are owned by each such stockholder, and the nominee holder for, and number of, shares owned by such stockholder beneficially but not of record, (d) shall be sent to the secretary by registered mail, return receipt requested, and (e) shall be received by the secretary within 60 days after the Request Record Date. Any requesting stockholder (or agent duly authorized in a writing accompanying the revocation or the Special Meeting Request) may revoke his, her or its request for a special meeting at any time by written revocation delivered to the secretary.

              (3) The secretary shall inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including the Corporation's proxy materials). The secretary shall not be required to call a special meeting upon stockholder request and such meeting shall not be held unless, in addition to the documents required by paragraph (2) of this Section 3(b), the secretary receives payment of such reasonably estimated cost prior to the mailing of any notice of the meeting.

              (4) Except as provided in the next sentence, any special meeting shall be held at such place, date and time as may be designated by the chairman of the board, the president, the chief executive officer or the Board of Directors, whoever has called the meeting. In the case of any special meeting called by the secretary upon the request of stockholders (a "Stockholder Requested Meeting"), such meeting shall be held at such place, date and time as may be designated by the Board of Directors; provided, however, that the date of any Stockholder Requested Meeting shall be not more than 90 days after the record date for such meeting (the "Meeting Record Date"); and provided further that if the Board of Directors fails to designate, within ten days after the date that a valid Special Meeting Request is actually received by the secretary (the "Delivery Date"), a date and time for a Stockholder Requested Meeting, then such meeting shall be held at 2:00 p.m. local time on the 90th day after the Meeting Record Date or, if such 90th day is not a Business Day (as defined below), on the first preceding Business Day; and provided further that in the event that the Board of Directors fails to designate a place for a Stockholder Requested Meeting within ten days after the Delivery Date, then such meeting shall be held at the principal executive office of the Corporation. In fixing a date for any special meeting, the chairman of the board, the president, the chief executive officer or the Board of Directors may consider such factors as he, she or it deems relevant within the good faith exercise of business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for the meeting and any plan of the Board of Directors to call an annual meeting or a special meeting. In the case of any Stockholder Requested Meeting, if the Board of Directors fails to fix a Meeting Record Date that is a date within 30 days after the Delivery Date, then the close of business on the 30th day after the Delivery Date shall be the Meeting Record Date. The Board of Directors may revoke the notice for any Stockholder Requested Meeting in the event that the requesting stockholders fail to comply with the provisions of paragraph (3) of this Section 3(b).

              (5) If written revocations of requests for the special meeting have been delivered to the secretary and the result is that stockholders of record (or their agents duly authorized in writing), as of the Request Record Date, entitled to cast less than the Special Meeting Percentage have delivered, and not revoked, requests for a special meeting to the secretary, the secretary shall: (i) if the notice of meeting has not already been mailed, refrain from mailing the notice of the meeting and send to all requesting stockholders who have not revoked such requests written notice of any revocation of a request for the special meeting, or (ii) if the notice of meeting has been mailed and if the secretary first sends to all requesting stockholders who have not revoked requests for a special meeting written notice of any revocation of a request for the special meeting and written notice of the secretary's intention to revoke the notice of the meeting, revoke the notice of the meeting at any time before ten days before the commencement of the meeting. Any request for a special meeting received after a revocation by the secretary of a notice of a meeting shall be considered a request for a new special meeting.

              (6) The Board of Directors, the chairman of the board, the president or the chief executive officer may appoint independent inspectors of elections to act as the agent of the Corporation for the purpose of promptly performing a ministerial review of the validity of any purported Special Meeting Request received by the secretary. For the purpose of permitting the inspectors to perform such review, no such purported request shall be deemed to have been delivered to the secretary until the earlier of (i) five Business Days after receipt by the secretary of such purported request and
(ii) such date as the independent inspectors certify to the Corporation that the valid requests received by the secretary represent at least the Special Meeting Percentage. Nothing contained in this paragraph (6) shall in any way be construed to suggest or imply that the Corporation or any stockholder shall not be entitled to contest the validity of any request, whether during or after such five Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

              (7) For purposes of these Bylaws, "Business Day" shall mean any day other than a Saturday, a Sunday or other day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

     SECTION 4. Notice. Not less than ten nor more than 90 days before each meeting of stockholders, the secretary shall give to each stockholder entitled to vote at such meeting and to each stockholder not entitled to vote who is entitled to notice of the meeting written or printed notice stating the time and place of the meeting and, in the case of a special meeting or as otherwise may be required by any statute, the purpose or purposes for which the meeting is called, either by mail, by presenting it to such stockholder personally, by leaving it at the stockholder's residence or usual place of business, by overnight delivery service, by transmitting the notice by electronic mail or any other electronic means or by any other means permitted by Maryland law. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at the stockholder's address as it appears on the records of the Corporation, with postage thereon prepaid.

     Subject to Section 11(a) of this Bylaw II, any business of the Corporation may be transacted at an annual meeting of stockholders without being specifically designated in the notice, except such business as is required by any statute to be stated in such notice. No business shall be transacted at a special meeting of stockholders except as specifically designated in the notice.

     SECTION 5. Organization and Conduct. Every meeting of stockholders shall be conducted by an individual appointed by the Board of Directors to be chairman of the meeting or, in the absence of such appointment, by the chairman of the board or, in the case of a vacancy in the office or absence of the chairman of the board, by one of the following officers present at the meeting: the vice chairman of the board, if there be one, the president, the vice presidents in their order of rank and seniority, the secretary, the treasurer, or, in the absence of such officers, a chairman chosen by the stockholders by the vote of a majority of the votes cast by stockholders present in person or by proxy. The secretary or, in the secretary's absence, an assistant secretary, or in the absence of both the secretary and assistant secretaries, an individual appointed by the Board of Directors or, in the absence of such appointment, an individual appointed by the chairman of the meeting shall act as secretary. In the event that the secretary presides at a meeting of the stockholders, an assistant secretary, or in the absence of assistant secretaries, an individual appointed by the Board of Directors or the chairman of the meeting, shall record the minutes of the meeting. The order of business and all other matters of procedure at any meeting of stockholders shall be determined by the chairman of the meeting. The chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of such chairman, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance at the meeting to stockholders of record of the Corporation, their duly authorized proxies and other such individuals as the chairman of the meeting may determine; (c) limiting participation at the meeting on any matter to stockholders of record of the Corporation entitled to vote on such matter, their duly authorized proxies or other such individuals as the chairman of the meeting may determine; (d) limiting the time allotted to questions or comments by participants; (e) determining when the polls should be opened and closed; (f) maintaining order and security at the meeting; (g) removing any stockholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chairman of the meeting; and (h) concluding the meeting or recessing or adjourning the meeting to a later date and time and at a place announced at the meeting. Unless otherwise determined by the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

     SECTION 6. Quorum. At any meeting of stockholders, the presence in person or by proxy of stockholders entitled to cast one-third of all the votes entitled to be cast at such meeting shall constitute a quorum, except with respect to any matter which, under the 1940 Act or other applicable statutes or regulations or the charter of the Corporation, requires approval by a separate vote of one or more classes of stock, in which case the presence in person or by proxy of the holders of one-third of the shares of stock of each class required to vote as a class on the matter shall constitute a quorum. This section shall not affect any requirement under any statute or the charter of the Corporation for the vote necessary for the adoption of any measure. If, however, such quorum shall not be present at any meeting of the stockholders, the chairman of the meeting shall have the power to adjourn the meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

     The stockholders present either in person or by proxy, at a meeting which has been duly called and convened, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

     SECTION 7. Voting. When a quorum is present at any meeting, the affirmative vote of a majority of the votes cast, or, with respect to any matter requiring a class vote, the affirmative vote of a majority of the votes cast of each class entitled to vote as a class on the matter, shall decide any matter properly brought before such meeting (except that directors may be elected by the affirmative vote of a plurality of the votes cast), unless a different vote is required under the 1940 Act or other applicable statutes or regulations or the charter of the Corporation. Each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. Unless otherwise provided in the charter, each outstanding share, regardless of class, shall be entitled to either, in the discretion of the Board, (a) one vote for each dollar of net asset value per share or (b) one vote for each share on each matter submitted to a vote at a meeting of stockholders.

     SECTION 8. Proxies. A stockholder may cast the votes entitled to be cast by the shares of stock owned of record by the stockholder in person or by proxy executed by the stockholder or by the stockholder's duly authorized agent in any manner permitted by law. Such proxy or evidence of authorization of such proxy shall be filed with the secretary of the Corporation before or at the meeting. No proxy shall be valid more than eleven months after its date unless otherwise provided in the proxy.

     SECTION 9. Voting of Stock by Certain Holders. Stock of the Corporation registered in the name of a corporation, partnership, trust or other entity, if entitled to be voted, may be voted by the president or a vice president, a general partner or trustee thereof, as the case may be, or a proxy appointed by any of the foregoing individuals, unless some other person who has been appointed to vote such stock pursuant to a bylaw or a resolution of the governing body of such corporation or other entity or agreement of the partners of a partnership presents a certified copy of such bylaw, resolution or agreement, in which case such person may vote such stock. Any director or other fiduciary may vote stock registered in his or her name as such fiduciary, either in person or by proxy.

     Shares of stock of the Corporation directly or indirectly owned by it shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares entitled to be voted at any given time, unless they are held by it in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding shares at any given time.

     The Board of Directors may adopt by resolution a procedure by which a stockholder may certify in writing to the Corporation that any shares of stock registered in the name of the stockholder are held for the account of a specified person other than the stockholder. The resolution shall set forth the class of stockholders who may make the certification, the purpose for which the certification may be made, the form of certification and the information to be contained in it; if the certification is with respect to a record date or closing of the stock transfer books, the time after the record date or closing of the stock transfer books within which the certification must be received by the Corporation; and any other provisions with respect to the procedure which the Board of Directors considers necessary or desirable. On receipt of such certification, the person specified in the certification shall be regarded as, for the purposes set forth in the certification, the stockholder of record of the specified stock in place of the stockholder who makes the certification.

     SECTION 10. Inspectors. The Board of Directors, in advance of any meeting, may, but need not, appoint one or more individual inspectors or one or more entities that designate individuals as inspectors to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the Board of Directors in advance of the meeting or at the meeting by the chairman of the meeting. The inspectors, if any, shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, and determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. Each such report shall be in writing and signed by him or her or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

     SECTION 11. Advance Notice of Stockholder Nominees for Director and Other Stockholder Proposals.

          (a) Annual Meetings of Stockholders.

              (1) Nominations of individuals for election to the Board of Directors and the proposal of other business to be considered by the stockholders at an annual meeting of stockholders may be made (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors, or (iii) by any stockholder of the Corporation who was a stockholder of record both at the time of giving of notice by the stockholder as provided for in this Section 11(a) and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with this Section 11(a).

              (2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph
(a)(1) of this Section 11, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation and such other business must otherwise be a proper matter for action by the stockholders. In any year in which an annual meeting is to be held, to be timely, a stockholder's notice shall set forth all information required under this Section 11 and shall be delivered to the secretary at the principal executive office of the Corporation not earlier than the 150th day prior to the anniversary of the date of mailing of the notice for the preceding annual meeting nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the anniversary of the date of mailing of the notice for the preceding annual meeting; provided, however, that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the anniversary of the date of the preceding annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. The public announcement of a postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth (i) as to each individual whom the stockholder proposes to nominate for election or reelection as a director, (A) the name, age, business address and residence address of such individual, (B) the class, series and number of any shares of stock of the Corporation that are beneficially owned by such individual, (C) the date such shares were acquired and the investment intent of such acquisition, (D) whether such stockholder believes any such individual is, or is not, an "interested person" of the Corporation, as defined in the Investment Company Act of 1940, as amended, and the rules promulgated thereunder (the "Investment Company Act") and information regarding such individual that is sufficient, in the discretion of the Board of Directors or any committee thereof or any authorized officer of the Corporation, to make such determination and (E) all other information relating to such individual that is required to be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder (including such individual's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (ii) as to any other business that the stockholder proposes to bring before the meeting, a description of such business, the reasons for proposing such business at the meeting and any material interest in such business of such stockholder and any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder and the Stockholder Associated

Person therefrom; (iii) as to the stockholder giving the notice and any Stockholder Associated Person, the class, series and number of all shares of stock of the Corporation which are owned by such stockholder and by such Stockholder Associated Person, if any, and the nominee holder for, and number of, shares owned beneficially but not of record by such stockholder and by any such Stockholder Associated Person; (iv) as to the stockholder giving the notice and any Stockholder Associated Person covered by clauses (ii) or (iii) of this paragraph (2) of this Section 11(a), the name and address of such stockholder, as they appear on the Corporation's stock ledger and current name and address, if different, and of such Stockholder Associated Person; and (v) to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the nominee for election or reelection as a director or the proposal of other business on the date of such stockholder's notice.

              (3) In any year an annual meeting of stockholders is to be held, notwithstanding anything in this subsection (a) of this Section 11 to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement of such action at least 130 days prior to the anniversary of the date of mailing of the notice of the preceding annual meeting, a stockholder's notice required by this Section 11(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary at the principal executive office of the Corporation not later than 5:00 p.m., Eastern Time, on the tenth day following the day on which such public announcement is first made by the Corporation.

              (4) For purposes of this Section 11, "Stockholder Associated Person" of any stockholder shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (ii) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder and (iii) any person controlling, controlled by or under common control with such Stockholder Associated Person.

          (b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of individuals for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) provided that the Board of Directors has determined that directors shall be elected at such special meeting, by any stockholder of the Corporation who is a stockholder of record both at the time of giving of notice provided for in this Section 11 and at the time of the special meeting, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 11. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more individuals to the Board of Directors, any such stockholder may nominate an individual or individuals (as the case may be) for election as a director as specified in the Corporation's notice of meeting, if the stockholder's notice required by paragraph (2) of this
Section 11(a) shall be delivered to the secretary at the principal executive office of the Corporation not earlier than the 150th day prior to such special meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The public announcement of a postponement or adjournment of a special meeting shall not commence a new time period for the giving of a stockholder's notice as described above.

          (c) General.

              (1) Upon written request by the secretary or the Board of Directors or any committee thereof, any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), written verification, satisfactory, in the discretion of the Board of Directors or any committee thereof or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this
Section 11. If a stockholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 11.

              (2) Only such individuals who are nominated in accordance with this Section 11 shall be eligible for election by stockholders as directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with this Section 11. The chairman of the meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with this Section 11.

              (3) For purposes of this Section 11, (a) the "date of mailing of the notice" shall mean the date of the proxy statement for the solicitation of proxies for election of directors and (b) "public announcement" shall mean disclosure (i) in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR Newswire or comparable news service or (ii) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to the Exchange Act or the Investment Company Act.

              (4) Notwithstanding the foregoing provisions of this Section 11, a stockholder shall also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 11. Nothing in this Section 11 shall be deemed to affect any right of a stockholder to request inclusion of a proposal in, nor the right of the Corporation to omit a proposal from, the Corporation's proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act.

     SECTION 12. Voting by Ballot. Voting on any question or in any election may be viva voce unless the presiding officer shall order or any stockholder shall demand that voting be by ballot.

                                    BYLAW III
                                    DIRECTORS

     SECTION 1. General Powers. The business and affairs of the Corporation shall be managed under the direction of its Board of Directors.

     SECTION 2. Number, Tenure and Qualifications. At any regular meeting or at any special meeting called for that purpose, a majority of the entire Board of Directors may establish, increase or decrease the number of directors, provided that the number thereof shall never be less than three, and further provided that the tenure of office of a director shall not be affected by any decrease in the number of directors. Any director may give notice to the Board of Directors at any time of his or her resignation from the Board of Directors. A Director shall be of full age and need not be a stockholder; however, no director shall continue on the Board of Directors after the date of the March meeting of the Board of Directors next succeeding the attainment of age 72.

     SECTION 3. Annual and Regular Meetings. An annual meeting of the Board of Directors shall be held immediately after and at the same place as the annual meeting of stockholders, no notice other than this Bylaw being necessary. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors. Regular meetings of the Board of Directors shall be held from time to time at such places and times as provided by the Board of Directors by resolution, without notice other than such resolution.

     SECTION 4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the chairman of the board, the chief executive officer, the president or by a majority of the directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix any place as the place for holding any special meeting of the Board of Directors called by them. The Board of Directors may provide, by resolution, the time and place for the holding of special meetings of the Board of Directors without notice other than such resolution.

     SECTION 5. Notice. Notice of any special meeting of the Board of Directors shall be delivered personally or by telephone, electronic mail, facsimile transmission, United States mail or courier to each director at his or her business or residence address. Notice by personal delivery, telephone, electronic mail or facsimile transmission shall be given at least 24 hours prior to the meeting. Notice by United States mail shall be given at least three days prior to the meeting. Notice by courier shall be given at least two days prior to the meeting. Telephone notice shall be deemed to be given when the director or his or her agent is personally given such notice in a telephone call to which the director or his or her agent is a party. Electronic mail notice shall be deemed to be given upon transmission of the message to the electronic mail address given to the Corporation by the director.

Facsimile transmission notice shall be deemed to be given upon completion of the transmission of the message to the number given to the Corporation by the director and receipt of a completed answer-back indicating receipt. Notice by United States mail shall be deemed to be given when deposited in the United States mail properly addressed, with postage thereon prepaid. Notice by courier shall be deemed to be given when deposited with or delivered to a courier properly addressed. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board of Directors need be stated in the notice, unless specifically required by statute or these Bylaws.

     SECTION 6. Quorum. A majority of the directors shall constitute a quorum for transaction of business at any meeting of the Board of Directors, provided that, if less than a majority of such directors are present at said meeting, a majority of the directors present may adjourn the meeting from time to time without further notice, and provided further that if, pursuant to applicable law, the charter of the Corporation or these Bylaws, the vote of a majority of a particular group of directors is required for action, a quorum must also include a majority of such group.

     The directors present at a meeting which has been duly called and convened may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

     SECTION 7. Voting. The action of the majority of the directors present at a meeting at which a quorum is present shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the charter or these Bylaws. If enough directors have withdrawn from a meeting to leave less than a quorum but the meeting is not adjourned, the action of the majority of that number of directors necessary to constitute a quorum at such meeting shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the charter or these Bylaws.

     SECTION 8. Organization. At each meeting of the Board of Directors, the chairman of the board or, in the absence of the chairman, the vice chairman of the board, if any, shall act as chairman of the meeting. In the absence of both the chairman and vice chairman of the board, the chief executive officer or in the absence of the chief executive officer, the president or in the absence of the president, a director chosen by a majority of the directors present, shall act as chairman of the meeting. The secretary or, in his or her absence, an assistant secretary of the Corporation, or in the absence of the secretary and all assistant secretaries, a person appointed by the chairman of the meeting, shall act as secretary of the meeting.

     SECTION 9. Telephone Meetings. Directors may participate in a meeting by means of a conference telephone or similar communications equipment if all persons participating in the meeting can hear each other at the same time; provided however, this Section 9 does not apply to any action of the directors pursuant to the Investment Company Act that requires the vote of the directors to be cast in person at a meeting. Participation in a meeting by these means shall constitute presence in person at the meeting.

     SECTION 10. Written Consent by Directors. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if a consent to such action is given in writing or by electronic transmission by each director and is filed with the minutes of proceedings of the Board of Directors; provided however, this Section 10 does not apply to any action of the directors pursuant to the Investment Company Act that requires the vote of the directors to be cast in person at a meeting.

     SECTION 11. Vacancies. Any vacancy occurring in the Board of Directors for any cause other than by reason of an increase in the number of directors may be filled by a majority of the remaining members of the Board of Directors although such majority is less than a quorum. Any vacancy occurring by reason of an increase in the number of directors may be filled by a majority of the entire Board of Directors then in office. A director elected by the Board of Directors to fill a vacancy shall be elected to hold office until the next annual meeting of stockholders and until his or her successor is elected and qualifies.

     SECTION 12. Loss of Deposits. No director shall be liable for any loss which may occur by reason of the failure of the bank, trust company, savings and loan association, or other institution with whom moneys or stock have been deposited.

     SECTION 13. Surety Bonds. Unless required by law, no director shall be obligated to give any bond or surety or other security for the performance of any of his or her duties.

     SECTION 14. Reliance. Each director, officer, employee and agent of the Corporation shall, in the performance of his or her duties with respect to the Corporation, be fully justified and protected with regard to any act or failure to act in reliance in good faith upon the books of account or other records of the Corporation, upon an opinion of counsel or upon reports made to the Corporation by any of its officers or employees or by the adviser, accountants, appraisers or other experts or consultants selected by the Board of Directors or officers of the Corporation, regardless of whether such counsel or expert may also be a director.

                                    BYLAW IV
                                   COMMITTEES

     SECTION 1. Number, Tenure and Qualifications. The Board of Directors may appoint from among its members an Executive Committee, an Audit Committee, a Nominating Committee and other committees, composed of one or more directors, to serve at the pleasure of the Board of Directors. Any director may give notice to the Board of Directors at any time of his or her resignation from any committee on which he or she serves.

     SECTION 2. Powers. The Board of Directors may delegate to committees appointed under Section 1 of this Bylaw any of the powers of the Board of Directors, except as prohibited by law.

     SECTION 3. Meetings. Notice of committee meetings shall be given in the same manner as notice for special meetings of the Board of Directors. A majority of the members of the committee shall constitute a quorum for the transaction of business at any meeting of the committee. The act of a majority of the committee members present at a meeting shall be the act of such committee. The Board of Directors may designate a chairman of any committee, and such chairman or, in the absence of a chairman, any two members of any committee (if there are at least two members of the Committee) may fix the time and place of its meeting unless the Board shall otherwise provide. In the absence of any member of any such committee, the members thereof present at any meeting, whether or not they constitute a quorum, may appoint another director to act in the place of such absent member. Each committee shall keep minutes of its proceedings.

     SECTION 4. Telephone Meetings. Members of a committee of the Board of Directors may participate in a meeting by means of a conference telephone or similar communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

     SECTION 5. Written Consent by Committees. Any action required or permitted to be taken at any meeting of a committee of the Board of Directors may be taken without a meeting, if a consent to such action in writing or by electronic transmission is given by each member of the committee and filed with the minutes of proceedings of such committee.

     SECTION 6. Vacancies. Subject to the provisions hereof, the Board of Directors shall have the power at any time to change the membership of any committee, to fill all vacancies, to designate alternate members to replace any absent or disqualified member or to dissolve any such committee. Subject to the power of the Board of Directors, the members of a committee shall have the power to fill any vacancies on such committee.


                                     BYLAW V
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                                  AND OFFICERS

     SECTION 1. General Provisions. The officers of the Corporation shall include a president, a secretary and a treasurer and may include a chief executive officer, one or more vice presidents, a chief operating officer, a chief financial officer, one or more assistant secretaries and one or more assistant treasurers. In addition, the Board of Directors may from time to time elect such other officers with such powers and duties as it shall deem necessary or desirable. The officers of the Corporation shall be elected annually by the Board of Directors, except that the chief executive officer or president may from time to time appoint one or more vice presidents, assistant secretaries, assistant treasurers or other officers. Each officer shall hold office until his or her successor is elected and qualifies or until his or her death, or his or her resignation or removal in the manner hereinafter provided. Any two or more offices except president and vice president may be held by the same person. Election of an officer or agent shall not of itself create contract rights between the Corporation and such officer or agent.

     SECTION 2. Removal and Resignation. Any officer or agent of the Corporation may be removed, with or without cause, by the Board of Directors if in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the Board of Directors, the chairman of the board, the president or the secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the notice of resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation. Such resignation shall be without prejudice to the contract rights, if any, of the Corporation.

     SECTION 3. Vacancies. A vacancy in any office may be filled by the Board of Directors for the balance of the term.

     SECTION 4. Chairman of the Board of Directors. The Board of Directors shall designate a chairman of the Board of Directors, who shall not, solely by reason of such designation, be an officer of the Corporation. The chairman shall preside at all meetings of the stockholders and of the Board of the Directors at which he or she is present. The chairman shall have such other duties and powers as may be determined by the Board of Directors from time to time.

     SECTION 5. Chief Executive Officer. The Board of Directors may designate a chief executive officer. The chief executive officer shall have general responsibility for implementation of the policies of the Corporation, as determined by the Board of Directors, and for the management of the business and affairs of the Corporation. He or she may execute any deed, mortgage, bond, contract or other instrument in the name of the Corporation, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of chief executive officer and such other duties as may be prescribed by the Board of Directors from time to time.

     SECTION 6. Chief Operating Officer. The Board of Directors may designate a chief operating officer. The chief operating officer shall have the responsibilities and duties as set forth by the Board of Directors or the chief executive officer.

     SECTION 7. Chief Financial Officer. The Board of Directors may designate a chief financial officer. The chief financial officer shall have the responsibilities and duties as set forth by the Board of Directors or the chief executive officer.

     SECTION 8. President. In the absence of the designation of a chief executive officer by the Board of Directors, the president shall be the chief executive officer. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time.

     SECTION 9. Vice Presidents. In the absence of the president or in the event of a vacancy in such office, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated at the time of their election or, in the absence of any designation, then in the order of their election) shall perform the duties of the president and when so acting shall have all the powers of and be subject to all the restrictions upon the president; and shall perform such other duties as from time to time may be assigned to such vice president by the president, the chief executive officer or the Board of Directors. The Board of Directors may designate one or more vice presidents as executive vice president, senior vice president or as vice president for particular areas of responsibility.

     SECTION 10. Secretary. The secretary shall (a) keep the minutes of the proceedings of the stockholders, the Board of Directors and committees of the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation; (d) keep a register of the post office address of each stockholder, which shall be furnished to the secretary by such stockholder; (e) have general charge of the stock transfer books of the Corporation; and (f) in general perform such other duties as from time to time may be assigned to him or her by the chief executive officer, the president or by the Board of Directors.

     SECTION 11. Treasurer. The treasurer shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. In the absence of a designation of a chief financial officer by the Board of Directors, the treasurer shall be the chief financial officer of the Corporation.

     The treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and Board of Directors, at the regular meetings of the Board of Directors or whenever it may so require, an account of all his or her transactions as treasurer and of the financial condition of the Corporation.

     If required by the Board of Directors, the treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his or her office and for the restoration to the Corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, moneys and other property of whatever kind in his or her possession or under his or her control belonging to the Corporation.

     SECTION 12. Assistant Secretaries and Assistant Treasurers. The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or treasurer, respectively, or by the president or the Board of Directors. The assistant treasurers shall, if required by the Board of Directors, give bonds for the faithful performance of their duties in such sums and with such surety or sureties as shall be satisfactory to the Board of Directors.

     SECTION 13. Salaries. The salaries and other compensation of the officers shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving such salary or other compensation by reason of the fact that he or she is also a director.

                                    BYLAW VI
                      CONTRACTS, LOANS, CHECKS AND DEPOSITS

     SECTION 1. Contracts. The Board of Directors, the Executive Committee or another committee of the Board of Directors within the scope of its delegated authority, may authorize any officer or agent to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances. Any agreement, deed, mortgage, lease or other document shall be valid and binding upon the Corporation when authorized or ratified by action of the Board of Directors or the Executive Committee or such other committee and executed by an authorized person.

     SECTION 2. Checks and Drafts. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or agent of the Corporation in such manner as shall from time to time be determined by the Board of Directors.

     SECTION 3. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may designate.

                                    BYLAW VII
                                      STOCK

     SECTION 1. Certificates. Except as may be otherwise provided by the Board of Directors, stockholders of the Corporation are not entitled to certificates representing the shares of stock held by them. In the event that the Corporation issues shares of stock represented by certificates, such certificates shall be signed by the officers of the Corporation in the manner permitted by the MGCL and contain the statements and information required by the MGCL. In the event that the Corporation issues shares of stock without certificates, the Corporation shall provide to record holders of such shares a written statement of the information required by the MGCL to be included on stock certificates.

     SECTION 2. Holders of Records. The Corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Maryland.

     SECTION 3. Replacement Certificate. The president, treasurer, secretary or any other officer designated by the Board of Directors may direct a new certificate to be issued in place of any certificate previously issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing the issuance of a new certificate, an officer designated by the Board of Directors may, in his or her discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or the owner's legal representative to advertise the same in such manner as he or she shall require and/or to give bond, with sufficient surety, to the Corporation to indemnify it against any loss or claim which may arise as a result of the issuance of a new certificate.

     SECTION 4. Closing of Transfer Books or Fixing of Record Date. The Board of Directors may set, in advance, a record date for the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or determining stockholders entitled to receive payment of any dividend or the allotment of any other rights, or in order to make a determination of stockholders for any other proper purpose. Such date, in any case, shall not be prior to the close of business on the day the record date is fixed and shall be not more than 90 days and, in the case of a meeting of stockholders, not less than ten days, before the date on which the meeting or particular action requiring such determination of stockholders of record is to be held or taken.

     In lieu of fixing a record date, the Board of Directors may provide that the stock transfer books shall be closed for a stated period but not longer than 20 days. If the stock transfer books are closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such books shall be closed for at least ten days before the date of such meeting.

     If no record date is fixed and the stock transfer books are not closed for the determination of stockholders, (a) the record date for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day on which the notice of meeting is mailed or the 30th day before the meeting, whichever is the closer date to the meeting; and (b) the record date for the determination of stockholders entitled to receive payment of a dividend or an allotment of any other rights shall be the close of business on the day on which the resolution of the directors, declaring the dividend or allotment of rights, is adopted.

     When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof, except when (i) the determination has been made through the closing of the transfer books and the stated period of closing has expired, or (ii) the meeting is adjourned to a date more than 120 days after the record date fixed for the original meeting, in either of which case a new record date shall be determined as set forth herein.

     SECTION 5. Stock Ledger. The Corporation shall maintain at its principal office or at the office of its counsel, accountants or transfer agent, an original or duplicate share ledger containing the name and address of each stockholder and the number of shares of each class held by such stockholder.

     SECTION 6. Fractional Stock; Issuance of Units. The Board of Directors may issue fractional stock or provide for the issuance of scrip, all on such terms and under such conditions as they may determine. Notwithstanding any other provision of the charter or these Bylaws, the Board of Directors may issue units consisting of different securities of the Corporation. Any security issued in a unit shall have the same characteristics as any identical securities issued by the Corporation, except that the Board of Directors may provide that for a specified period securities of the Corporation issued in such unit may be transferred on the books of the Corporation only in such unit.

                                   BYLAW VIII
                                 ACCOUNTING YEAR

     The fiscal year shall be December 1 to November 30. However, the Board of Directors shall have the power, from time to time, to fix a different fiscal year of the Corporation by a duly adopted resolution.

                                    BYLAW IX
                                  DISTRIBUTIONS

     SECTION 1. Authorization. Dividends and other distributions upon the stock of the Corporation may be authorized by the Board of Directors, subject to the provisions of law and the charter of the Corporation. Dividends and other distributions may be paid in cash, property or stock of the Corporation, subject to the provisions of law and the charter.

     SECTION 2. Contingencies. Before payment of any dividends or other distributions, there may be set aside out of any assets of the Corporation available for dividends or other distributions such sum or sums as the Board of Directors may from time to time, in its absolute discretion, think proper as a reserve fund for contingencies, for equalizing dividends or other distributions, for repairing or maintaining any property of the Corporation or for such other purpose as the Board of Directors shall determine to be in the best interest of the Corporation, and the Board of Directors may modify or abolish any such reserve.

                                     BYLAW X
                                      SEAL

     SECTION 1. Seal. The Board of Directors may authorize the adoption of a seal by the Corporation. The seal shall contain the name of the Corporation and the year of its incorporation and the word "Maryland." The Board of Directors may authorize one or more duplicate seals and provide for the custody thereof.

     SECTION 2. Affixing Seal. Whenever the Corporation is permitted or required to affix its seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a seal to place the word "(SEAL)" adjacent to the signature of the person authorized to execute the document on behalf of the Corporation.

                                    BYLAW XI
                     INDEMNIFICATION AND ADVANCE OF EXPENSES

     To the maximum extent permitted by Maryland law, in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to
(a) any individual who is a present or former director or officer of the Corporation and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity. The Corporation may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation. Any indemnification or advance of expenses made pursuant to this Bylaw shall be subject to applicable requirements of the Investment Company Act. The indemnification and payment of expenses provided in these Bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise.

     Neither the amendment nor repeal of this Bylaw, nor the adoption or amendment of any other provision of the Bylaws or charter of the Corporation inconsistent with this Bylaw, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

                                    BYLAW XII
                                WAIVER OF NOTICE

     Whenever any notice is required to be given pursuant to the charter of the Corporation or these Bylaws or pursuant to applicable law, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any meeting need be set forth in the waiver of notice, unless specifically required by statute. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

                                   BYLAW XIII
                              INSPECTION OF RECORDS

     A stockholder that is otherwise eligible under applicable law to inspect the Corporation's books of account, stock ledger, or other specified documents of the Corporation shall have no right to make such inspection if the Board of Directors determines that such stockholder has an improper purpose for requesting such inspection.

                                    BYLAW XV
                               AMENDMENT OF BYLAWS

     The Board of Directors shall have the exclusive power to adopt, alter or repeal any provision of these Bylaws and to make new Bylaws.

                                    EXHIBIT D
                               Committee Charters

             Governance, Contracts and Nominating Committee Charter

The Governance, Contracts and Nominating Committee (the "Committee") of Sentinel Group Funds, Inc. and Sentinel Pennsylvania Tax-Free Trust (the "Funds") shall be composed entirely of independent directors.(1) For this purpose, "independent" means that members shall not accept, directly or indirectly, other than for service as directors, any consulting, advisory or other compensatory fee, from the Funds and shall not be "interested persons" of the Funds, as defined in Section 2(a)(19) of the Investment Company Act of 1940 (the "Investment Company Act").

The purposes of the Committee are:

     Governance matters

          o To review board governance practices and procedures and to recommend any changes considered appropriate to the full Boards of Directors of the Funds (the "Boards");
          o    To review committee assignments on an annual basis;
          o To review as necessary the responsibilities of each committee of the Boards, whether there is continuing need for each committee, whether there is a need for additional committees of the Boards, and whether committees should be combined or reorganized. The Committee shall make recommendations for any such action to the Boards;
          o To review director compensation and to recommend any appropriate changes to the independent directors; and
          o To oversee the annual self-assessment process undertaken by the directors.

     Nominations of Independent Directors

          o To periodically review the composition of the Boards to determine whether it may be appropriate to add individuals with different backgrounds or skill sets from those already on the Boards;
          o    To consider nominations for independent director membership on the Boards. When considering nominations, the Committee may consider referrals from a variety of sources, including current directors, management of the Funds, the Funds' legal counsel and shareholders who submit nominations in accordance with any procedures specified in the Funds' communications to shareholders; and
          o In connection with the consideration of nominees, to evaluate candidates' qualifications for Board membership and their independence from the Funds' investment advisers and other principal service providers. Persons selected must be independent in terms of both the letter and the spirit of the Investment Company Act of 1940. In its evaluation of potential nominees, the Committee may consider such factors as it deems appropriate, including the contribution that the person can make to the Boards, with consideration being given to the person's business and professional experience, the specific financial, technical or other expertise possessed by the person and the person's reputation for high ethical standards and personal and professional integrity.

     Contract matters
          o To request and evaluate such information as may reasonably be necessary to evaluate the terms of the advisory agreements (including any subadvisory agreements), administrative services agreements, distribution agreements and related distribution plans pursuant to Rule 12b-1 relating to the Funds on an annual basis and as needed throughout the year; provided, however, that this activity of the Committee is not intended to supplant the responsibility of the full Boards; and
          o To monitor the performance of the advisers to the Funds (including any subadvisors), the distributor, and the administrative services providers on a periodic basis, as needed throughout the year.


---------------------
(1) The independent trustees of Sentinel Pennsylvania Tax-Free Trust are referred to as directors in this Charter.

Other Powers and Responsibilities:

The Committee shall have the resources and authority appropriate to discharge its responsibilities, including authority to retain special counsel and other experts or consultants at the expense of the Funds.

The Committee shall review this charter at least annually and recommend any changes considered appropriate to the Boards.

Minutes will be prepared covering each meeting. In order to insure that each Board is informed on a timely basis concerning the activities of the Committee, the Committee Chairperson will report to the Board at the Board's next regularly scheduled meeting. A copy of the Committee's minutes will be included in the material regularly furnished to each Board.

                 Audit, Compliance and Pricing Committee Charter

Nature and Purpose

The primary responsibility for financial reporting, internal control, and compliance with laws, regulations, and ethics within the Sentinel Group Funds, Inc. and Sentinel Pennsylvania Tax-Free Trust (together, the "Funds") rests with management. The Boards of Directors(2) (the "Boards") have oversight responsibilities in these areas. The Audit, Compliance and Pricing Committee (the "Committee") is appointed to assist the Boards in fulfilling their oversight responsibilities, primarily through:

o Reviewing reports by management and the independent auditor relating to the integrity of the Funds' financial reporting process and their internal controls, and, as appropriate, the internal controls of certain service companies.
o Being directly responsible for the appointment, compensation, retention and oversight of the Funds' independent auditor.
o Overseeing the quality, clarity and objectivity of the Funds' financial statements and the independent audit thereof.
o Providing an avenue of communication among the Boards, management, and the independent auditor.
o Acting as a liaison between the Boards and the Chief Compliance Officer of the Funds (the "CCO") appointed by the Boards in accordance with Rule 38a-1 (the "Compliance Rule") under the Investment Company Act (the "Investment Company Act"). Monitoring the performance by the CCO of the CCO's responsibilities under the procedures approved by the Boards pursuant to the Compliance Rule.
o Overseeing the procedures utilized for the valuation of portfolio securities owned by the Funds.
o Overseeing the conflicts review process that includes periodic reporting to the Committee by management of the Funds on conflicts identified by management.

Composition

The Committee shall be comprised of not less than three members from the Board. Each member shall be "Independent," meaning the members shall not:

o accept directly or indirectly, other than for service on a Board, any consulting, advisory, or other compensatory fee from the Funds; and
o be "interested persons" of the Funds, as defined in Section 2(a)(19) of the Investment Company Act.

Although Committee members are not expected to be professional accountants or auditors and their functions are not intended to duplicate or to certify the activities of management or the independent auditor, members should have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements. The Funds shall assist the Committee in maintaining appropriate financial literacy.

Oversight Activities

To fulfill its responsibilities the Committee shall perform the following oversight activities:


---------------------
(2) The Trustees of Sentinel Pennsylvania Tax-Free Trust are referred to as directors in this Charter.

Financial Reporting Processes

o Review with the independent auditor and management the adequacy and integrity of the Funds' financial reporting processes and internal controls.
o Review with management and the independent auditor any anticipated significant organizational or operational changes that could materially impact controls.
o Receive reports from the principal executive officer and the principal financial officer, or persons performing similar functions, regarding: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect the Funds' ability to record, process, summarize, and report financial data and have identified for the independent auditor any material weaknesses in internal controls; (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls; and (iii) whether or not there were significant changes in the internal controls or in other factors that could significantly affect the Funds' internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
o Review with the independent auditor and management the impact of any significant accounting, financial reporting, regulatory, compliance and federal income tax matters; changes regarding the Funds' financial statements; or any disputes between management and the independent auditor regarding accounting policies and/or the financial statements.

Independent Auditor

o Approve the selection, retention or termination of the independent auditor based on an evaluation of their independence and the nature and performance of audit services and other services.
o Approve the fees and other compensation to be paid to the independent auditor.
o Pre-approve all auditing services to be provided to the Funds by the independent auditor.
o Pre-approve (or establish policies for the pre-approval of) all non-auditing services, including tax services, to be provided to the Funds by the independent auditor. The Committee also must pre-approve non-auditing services to be provided to the Funds' investment adviser (and any entity controlling, controlled by or under common control with the investment adviser that provides ongoing services to the Funds) if the engagement relates directly to the operations and financial reporting of the Funds.
o Review with the independent auditor any management letter provided and the Funds' response to such letter.
o Receive and consider reports at least annually from the independent auditor regarding: (i) all critical accounting policies and practices to be used;
     (ii) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management, including ramifications of the use of such alternative treatments and disclosures, and the treatment preferred by the independent auditor; and (iii) other material written communications between the independent auditor and Fund management.
o Review with the independent auditor the results of the annual audit of the Funds.
o Review with the independent auditor any problems, difficulties, limitations on scope of activities or disagreements over the application of accounting principles that may have been encountered during the audit.
o Consider the independent auditor's judgments about the quality and appropriateness of the Funds' accounting principles, judgments, significant accounting estimates or significant changes in accounting principles and audit adjustments that affect financial reporting.
o Receive periodic reports (at least annually) from the independent auditor regarding their independence (including all relationships between the independent auditor and the Funds) and evaluate the independence of the independent auditor, including whether the provision by the independent auditor of permissible non-audit services is compatible with independence. If so determined by the Committee, recommend that the Boards take appropriate action to ensure the independence of the independent auditor.
o Annually, obtain and review a report by the independent auditor describing: the auditor's internal quality-control procedures, and any material issues raised by the most recent internal-quality control review (or peer review) of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditing firm, and any steps taken to deal with any such issues.

o Ensure that the lead audit partner/coordinating partner and the reviewing partner of the independent auditor rotate off the audit every five (5) years.

Compliance and Conflicts Review

o Meet periodically with the CCO to review the activities undertaken by the CCO with respect to the Funds and their designated service providers and to discuss the status and resolution of any compliance issues identified by the CCO.
o Coordinate with the CCO the annual compliance report required to be provided to the Boards by the Compliance Rule.
o Review with the CCO the scope of compliance procedures approved by the Board pursuant to the Compliance Rule to ensure that issues identified by the CCO, the Boards or the Committee are appropriately reviewed under such procedures; provided however, that such review is not intended to supplant the review of compliance procedures by the Board.
o Review with the CCO and representatives of management conflicts identified by management and actions taken with respect to such conflicts.

Pricing

o Review reports regarding (i) the valuation policies and procedures utilized by management of the Funds and any valuation service retained by any of the Funds and (ii) the valuation of specific portfolio securities owned by the Funds.
o Meeting, as considered necessary or appropriate by the Committee, with representatives of any pricing committee of the Funds' investment adviser and with representatives of any valuation service retained by any of the Funds with respect to (i) general valuation policies and procedures or (ii) specific securities owned by any of the Funds. Meetings may be in-person or telephonic, as considered appropriate by the Committee.

Other Activities

o Review and assess the adequacy of this Charter at least annually and, if warranted, make recommendations for modifications to the Boards.
o Discuss with management and the Funds' legal counsel, at least annually, any legal matters that could have a significant impact on the Funds' operations and financial statements, the Funds' compliance with applicable laws and regulations, inquiries received from regulators or governmental agencies, and other areas of oversight with respect to the legal and compliance area as may be appropriate.
o Review and approve procedures established by management for the receipt, retention and treatment of all complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
o Perform any other activities consistent with this Charter and the Funds' Bylaws, as the Board or Committee deems necessary or appropriate or as assigned by law.

Authority

In discharging its oversight activities, the Committee is authorized to take all action it believes necessary or appropriate to fulfill its responsibilities, with full power to retain, at the Funds' expense, outside counsel or other consultants or experts for this purpose. Expenditures anticipated to be in excess of $50,000 shall be forwarded to the Board for its pre-approval. Retention of the independent auditor shall not be subject to this limitation on cost. The Committee shall also have direct and unrestricted access to any employee of the Funds and any outside consultants retained by the Funds, as well as any of the Funds' records.

Meetings

The Committee shall meet at least once annually with the independent auditor (outside the presence of management) and at least once annually with the representatives of management responsible for the financial and accounting operations of the Funds. The Committee shall hold other meetings at such times as the Committee believes appropriate. The Committee shall have the option to meet privately in executive session at such times as the Committee believes appropriate.

Minutes will be prepared covering each meeting. In order to ensure that each Board is fully informed on a timely basis concerning the activities of the Committee, the Committee Chairperson will report to each Board at the Board's next regularly scheduled meeting. A copy of the Committee's minutes will be included in the material regularly furnished to each Board.

[SENTINEL FUNDS LOGO]        You May Authorize A Proxy Vote By Telephone At
                             [            ], By Visiting [            ] Or By
                             Returning This Proxy Card In The Enclosed Envelope


                           SENTINEL GROUP FUNDS, INC.
           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned stockholder of Sentinel Group Funds, Inc., a Maryland corporation ("Corporation"), hereby appoints Kerry A. Jung and John K. Landy, or either of them, as proxies for the undersigned, with full power of substitution in each of them, to attend the annual meeting of the shareholders ("Meeting") of the Corporation to be held at One National Life Drive, Montpelier, Vermont 05604, on November 21, 2005, at 10:00 a.m., Eastern Time, and any adjournment or postponement of the Meeting, to cast on behalf of the undersigned all votes that the undersigned is entitled to cast at the Meeting and otherwise to represent the undersigned at the Meeting with all powers possessed by the undersigned if personally present at the Meeting. The undersigned hereby acknowledges receipt of the Notice of the Meeting and of the accompanying proxy statement (the terms of which are incorporated by reference in this proxy) and revokes any proxy previously given with respect to the Meeting.

The votes entitled to be cast by the undersigned will be cast as instructed below. If this proxy is executed but no instruction is given, the votes entitled to be cast by the undersigned will be cast "FOR" each of the nominees for Director and "FOR" each of the other proposals as described in the related proxy statement. Additionally, the votes entitled to be cast by the undersigned will be cast in the discretion of the proxy holder on any other matter that may properly come before the Meeting or any adjournment or postponement of the Meeting.

--------------------------------------------------------------------------------

SENTINEL GROUP FUNDS, INC.


                                      NOTE: Please sign exactly as your name(s) appear on this card. Joint owners should each sign individually. Corporate proxies should be signed in full corporate name by an authorized officer. Fiduciaries should give full titles.


                                      _________________________________________
                                      Signature

                                      _________________________________________
                                      Signature of joint owner, if any

                                      _________________________________________
                                      Date

                      WE NEED YOUR PROXY VOTE IMMEDIATELY.
  YOUR PROMPT ATTENTION WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

Please sign and date the reverse side before mailing in your proxy card, or
authorize a proxy vote by telephone by calling toll free [           ]. You
may also authorize a proxy vote via the Internet at [             ].

The Board of Directors recommends a vote FOR all proposals.

TO PROVIDE PROXY INSTRUCTIONS, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example:|X|

--------------------------------------------------------------------------------

1. To elect eleven Directors, each for an indefinite term and until a successor is elected and qualifies.

         [ ] FOR each of the following nominees:

         John D. Feerick                    Nancy L. Rose
         Richard I. Johannesen              Richard H. Showalter
         Thomas H. MacLeay                  Susan M. Sterne
         Deborah G. Miller                  Christian W. Thwaites
         Keniston P. Merrill                Angela E. Vallot.
         John Raisian

         [ ] WITHHOLD authority as to all nominees.

         [ ] FOR each of the nominees, except:

         ___________________________________________________________.


--------------------------------------------------------------------------------
If you wish, you may provide voting       FOR [ ]    AGAINST [ ]     ABSTAIN [ ]
instructions for all of the following
proposals in the same manner by
checking a box here.
--------------------------------------------------------------------------------

2. To approve an amendment to certain advisory agreements between Sentinel Group Funds, Inc. and Sentinel Advisors Company.

   Balanced Fund                          FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

   Common Stock Fund                      FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

   High Yield Bond Fund                   FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

   International Equity Fund              FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

   Mid Cap Growth Fund                    FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

   Small Company Fund                     FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

3. To approve the amendment and restatement of the Charter of Sentinel Group Funds, Inc., which will repeal in their entirety all currently existing Charter provisions and substitute the new provisions set forth in the form of Articles of Amendment and Restatement

   Sentinel Group Funds, Inc.             FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

4. To approve each Fund's fundamental investment policies

4a. To approve the repeal of Bylaw 46

    Balanced Fund                         FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Capital Markets Income Fund           FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Capital Opportunity Fund              FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Common Stock Fund                     FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Government Securities Fund            FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    High Yield Bond Fund                  FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    International Equity Fund             FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Mid Cap Growth Fund                   FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    New York Tax-Free Income Fund         FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Short Maturity Government Fund        FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Small Company Fund                    FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Tax-Free Income Fund                  FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    U.S. Treasury Money Market Fund       FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

4b. To approve the repeal of Bylaw 47

    Balanced Fund                         FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Capital Markets Income Fund           FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Capital Opportunity Fund              FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Common Stock Fund                     FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Government Securities Fund            FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    High Yield Bond Fund                  FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    International Equity Fund             FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Mid Cap Growth Fund                   FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    New York Tax-Free Income Fund         FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Short Maturity Government Fund        FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Small Company Fund                    FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Tax-Free Income Fund                  FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    U.S. Treasury Money Market Fund       FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

4c. To approve the repeal of Bylaw 48

    Balanced Fund                         FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Capital Markets Income Fund           FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Capital Opportunity Fund              FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Common Stock Fund                     FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Government Securities Fund            FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    High Yield Bond Fund                  FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    International Equity Fund             FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Mid Cap Growth Fund                   FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    New York Tax-Free Income Fund         FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Short Maturity Government Fund        FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Small Company Fund                    FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Tax-Free Income Fund                  FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    U.S. Treasury Money Market Fund       FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

4d. To approve the repeal of Bylaw 51

    Balanced Fund                         FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Capital Markets Income Fund           FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Capital Opportunity Fund              FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Common Stock Fund                     FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Government Securities Fund            FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    High Yield Bond Fund                  FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    International Equity Fund             FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Mid Cap Growth Fund                   FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    New York Tax-Free Income Fund         FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Short Maturity Government Fund        FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Small Company Fund                    FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Tax-Free Income Fund                  FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    U.S. Treasury Money Market Fund       FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

4e. To approve the repeal of the prohibition from lending of securities

    Balanced Fund                         FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Capital Markets Income Fund           FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Capital Opportunity Fund              FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Common Stock Fund                     FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Government Securities Fund            FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    High Yield Bond Fund                  FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    International Equity Fund             FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Mid Cap Growth Fund                   FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    New York Tax-Free Income Fund         FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Short Maturity Government Fund        FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Small Company Fund                    FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Tax-Free Income Fund                  FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    U.S. Treasury Money Market Fund       FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

4f. To clarify the Fund's fundamental investment policies

    Balanced Fund                         FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Capital Markets Income Fund           FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Capital Opportunity Fund              FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Common Stock Fund                     FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Government Securities Fund            FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    High Yield Bond Fund                  FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    International Equity Fund             FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Mid Cap Growth Fund                   FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    New York Tax-Free Income Fund         FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Short Maturity Government Fund        FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Small Company Fund                    FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    Tax-Free Income Fund                  FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

    U.S. Treasury Money Market Fund       FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

4g. To adopt a fundamental policy for the Capital Opportunity Fund that it may not borrow except from banks in an amount up to 5% of a Fund's total assets for temporary or emergency purposes or to meet redemption requests that might otherwise require the untimely disposition of securities

    Capital Opportunity Fund              FOR [ ]    AGAINST [ ]     ABSTAIN [ ]

5. To vote for and otherwise represent the shareholder on any other matter that may properly come before the Meeting or any adjournment or postponement of the Meeting in the discretion of the proxy holder.

                    PLEASE SIGN AND DATE ON THE REVERSE SIDE